
02033497


MAY 1 4 2002

A P P L I C A   I N C O R P O R A T E D








PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Applica™

2001 Annual Report

Mission Statement

To be a premiere marketer and manufacturer of consumer appliances that provide product solutions to help consumers through their day.



Year 2001 Performance Highlights

Focus on Asset Management

These results reflect our focus on asset management during 2001.

Total Debt
($ in millions)


300
250
200
150
100
50
0
258.1
292.5
225.7
1999
2000
2001

Total Inventory
($ in millions)


180
160
140
120
100
80
60
40
20
0
163.7
160.8
103.7
1999
2000
2001

Average Days In Inventory


140
120
100
80
60
40
20
0
120
136
94
1999
2000
2001

DEAR SHAREHOLDER:

As we look back on 2001, we are pleased with the progress we made in our balance sheet initiatives. Applica strengthened itself financially by reducing debt, inventory and interest expense. This resulted in a strong balance sheet, which has been noticed by the bond market as the value of our public debt currently exceeds par value.

On the other hand, our income statement was not pretty. However, in a turbulent year with a weak economy, with consumer confidence shaken by September 11th and with continued retail industry consolidation, we were able to maintain and grow our market share. This gain was masked by decreases in sales of non-core product categories that we exited in the fourth quarter of 2000. Additionally, our planned decrease in factory production, which was undertaken in order to meet our inventory goals, also affected our bottom line.

The highlights for the year were as follows:

- We reduced our average inventory by $60 million year-over-year and average inventory days from 136 to 94.
- We reduced our debt to $225.7 million down almost $67 million since 2000.
- We had a positive $97.4 million swing in cash from operating activities in the year.
- We reduced freight and distribution expenses by $3.2 million.
- We increased sales of Black & Decker® branded products by $8.5 million.
- We increased sales of LitterMaid® branded products by $7.3 million.
- Contract manufacturing sales were up $8.1 million for the year as we expanded outside of our core categories.
- We exceeded our three-year goal of $45 million in cumulative manufacturing cost synergies since the acquisition of the Household Products Group of The Black & Decker Corporation in June 1998.

Additionally, we extended our trademark license agreement with The Black & Decker Corporation through December 2006. This early renewal was driven by our desire to continue to build our strategic vision on the foundation that we have established during the last three years. This extension was another positive step in our mutually rewarding alliance with The Black & Decker Corporation.

After the acquisition in 1998, the first phase of our long-term strategy was to re-enter and expand the core product categories under the Black & Decker® brand. Having made substantial progress in the first phase, we began the second phase last year, which was to create innovative products in the core categories and to introduce new categories under the Black & Decker® brand. This past year we successfully introduced the Gizmo™ Can Opener. This product is an example of innovation in our core categories and was supported by our first television advertising since the acquisition. Last year we also successfully introduced a line of Black & Decker® branded heater fans as our first entrance into the seasonal product category under this brand. In 2002, we plan to introduce additional innovative products that will also be supported by national television advertising.

Looking ahead to 2002, we believe that we will see an improved income statement as a result of our supply chain initiatives, asset management and new product development. We are excited, proud and confident in our company's future.

Our future success depends not only on the introduction of innovative and inventive new products, but also on our ability to build on our manufacturing excellence and continue to attract and retain the best employees. We are committed to our mission to be a premiere distributor and manufacturer of consumer appliances that provide product solutions to help consumers through their day.

We intend to distinguish ourselves over the long term. Our aim is to provide great customer satisfaction and shareholder value in the days, weeks and years ahead.

Thank you for investing in Applica.

Sincerely,



David M. Friedson
Chairman and Chief Executive Officer



Harry D. Schulman
President, Chief Operating Officer and Secretary



David M. Friedson
Chairman and Chief Executive Officer
Applica Incorporated and Applica Consumer Products, Inc.

Harry D. Schulman
President, Chief Operating Officer and Secretary
Applica Incorporated and Applica Consumer Products, Inc.

Long-Term Focus

We continued on our long-term, multi-phase growth strategy in 2001, although the year presented us with several challenges in the marketplace.

In 1998 and continuing into 1999, following the acquisition of the Black & Decker Household Products Group, we implemented our re-entry phase. During that phase we re-entered several core small electrics categories under the Black & Decker® brand, such as countertop coffeemakers, toasters, and midrange food processors. That phase, now completed, solidified our position among our consumers and customers, and broadened our overall earnings base.

2000-Expansion

In 2000, we began our category expansion phase. During this phase we broadened our participation in several price and feature segments of core product categories. For example, our highly successful SmartBrew™ Coffeemaker line with Perfect Pour™ Carafe captured significant market share, and contributed greatly to our strong position in the coffeemaker category. We also launched our SteamXpress™ range of irons, which enabled us to participate in the important midrange of the Iron marketplace, and helped us maintain our leadership position in the category. During this phase we also launched our line of ProBlend™ Blenders. The development and launch of this line was significant from several aspects. It was our first truly global product: designed in the United States for both the Latin America and U.S. marketplaces. Tooling for the ProBlend™ Blenders was developed in our China production facility, and the product is now produced in our manufacturing facility in Queretaro, Mexico for distribution throughout the Western Hemisphere.

Applica™ Product Evolution


STRATEGIC INITIATIVES
2000
Expansion
2001
Innovation

2001-Innovation

2001 marked the beginning of the exciting, innovation phase. This phase was marked by our developing and launching unique, innovative products which are key to our long- term growth and profitability. For example, in 2001, we entered the home environment category under the Black & Decker® brand with a full range of heaters, each featuring our exclusive Advanced Safety Technology™ (AST™) system. We also launched the unique Gizmo™ Cordless Can Opener. This versatile product was supported by an integrated marketing program, and became one of the most sought-after holiday items of 2001.

2002-Invention

Consistent with our corporate mission, and marking our invention phase of growth, we are positioned to launch several exciting, truly 'new to the world' products and categories in 2002 and beyond. For example, the Black & Decker® brand Arize™ Toaster utilizes a revolutionary approach to the everyday process of making toast, and has the potential to redefine the staid toaster category. The Sonic Web™ Biting Insect Control will launch in 2002. This patented product literally takes Applica into the great outdoors. These products - as well as all of our products - will help consumers throughout their day, and provide a platform for sustainable growth and profitability.

Future – New Concepts and Technology

We are also looking beyond 2002 by exploring advanced product concepts and seeking out and evaluating new technologies for their potential to expand our sales and profitability base well into the future.



2002
Invention

Future

Brand Management

During 2001 we continued to execute our strategy to focus on Black & Decker® - our flagship brand - in the United States, Canada and Latin America with the exception of Brazil. The brand continued to gain momentum and reached several key milestones relating to brand strength, sales growth, market share gains, new product introductions and integrated marketing programs. A variety of marketing initiatives drove this momentum, including new product and category introductions, as well as increased promotional support.

A significant and extremely positive event last year for our Black & Decker® brand management initiatives was the early renewal of our trademark license agreement with The Black & Decker® Corporation. This license is now in effect through December 2006. The renewal extends our horizon for investments in new product development, consumer communications, and other activities for the brand over a longer-term period of time.

BLACK&DECKER® Brand 2001 Highlights

BRAND MANAGEMENT


HFN
THE HFN BRAND SURVEY
Comfort Factors
An All-Star Cast

Members of the Gizmo™ Can Opener project team discuss details of the program.





The unique industrial design of the Gizmo™ Can Opener is patented. An additional patent on the Product is pending.

Black & Decker® brand sales U.S., Canada, and Latin America
($ in millions)


500
400
300
200
100
0
429
452
461
1999
2000
2001

The Black & Decker® brand achieved significant recognition by once again retaining its number one position among all small appliance brands in HFN magazine's September 2001 brand survey. The biannual survey by this well-known trade publication ranks housewares brands based on consumer perceptions and preferences. The brand also scored number one in the home environment category in its first year participating in this category.

Integrated Marketing – The Gizmo™ Cordless Can Opener Launch

The highly successful launch of the Gizmo™ Cordless Can Opener marked another milestone in our research feedback from consumers throughout the development process. Another key to the success of the Gizmo™ Can Opener program was its comprehensive communications program support. The Gizmo™ Can Opener program was also supported by an animated direct response television commercial that featured a customized medium to deliver an on-screen website demonstration of the Gizmo™ Can Opener, along with more information about the product and where consumers could buy it. Finally, when consumers shopped for the Gizmo™ Cordless Can Opener at retail stores, unique, can-shaped packaging and special point of purchase displays caught their attention.


Gizmo
Introducing...
Gizmo
AS SEEN ON TV
$29.95
BLACK&DECKER
Gizmo
BLACK&DECKER

An integrated marketing program that included TV, website, point of purchase and public relations programs drove the success of the Gizmo™ Can Opener in 2001.

Black & Decker® brand strategy. The objective of the program was to propel consumer demand for this innovative product through a fully integrated marketing program. The project was significant for several reasons.

First, the product was developed in less than one year by a cross-functional project team that incorporated market version of the Beach Boys' hit song 'I Get Around'. We also used public relations activities that resulted in several high-profile placements for the Gizmo™ Cordless Can Opener , including appearances on both the NBC Today Show and the Rosie O'Donnell Show, as well as placements in several consumer magazines. We also utilized the power of the internet as another communication Consumers responded enthusiastically to the program, and the Gizmo™ Can Opener was one of the most sought-after gifts of the 2001 holiday season. The results of the program also set the stage for similar programs in the future for other Black & Decker® branded product launches in 2002 and beyond.

Product Introductions

Last year we continued to implement our strategy of becoming a full-line supplier in core product lines by entering new categories and expanding our product offerings within core categories.

In the kitchen products segment, we entered and expanded our participation in cooking

Market Share

Category	$ Share	Position
Toaster Ovens	50.0%	1
Irons	40.7%	1
Food Processors	45.0%	1
Can Openers	36.0%	1
Hand Mixers	16.3%	2
Food Steamers	29.5%	1
Electric Knives	31.8%	1
Choppers	73.3%	1
Juicers	52.1%	1
ADC Coffeemakers	21.8%	2

Source: ACNielsen

BLACK&DECKER® Product Introductions


BRAND MANAGEMENT

products by introducing a FryMate™ Deep Fryer line with two-liter capacity that features our Thermaguard™ base for added heat protection. We also broadened our skillet line with the introduction of our MultiCuisine™ Skillets that combine great design with the quality and performance that consumers expect from the Black & Decker® brand. In the beverage category, we expanded our successful SmartBrew™ line into the growing personal Coffeemaker segment by adding a range of 5-cup models with the same family look of the 12-cup SmartBrew™ models. In the food preparation segment, in addition to our highly successful Gizmo™ Can Opener campaign, we launched our MiniPro™ Mini Food Processor with continuous flow chute, which also features the same design as the award winning Quick n' Easy™ Food Processor line.

New products played a key role in the growth of our home products segment last year. In the garment care category, we maintained our leadership position by launching new products inside and outside of the iron category. We took a key strategic step toward non-traditional garment care with the introduction of the Steam Generator™ Iron. The Steam Generator™ Iron is targeted to consumers that want professional results, delivering two to three times more steam than a traditional iron.

In the core iron segment, we answered a significant consumer need by adding a Cord Reel™ feature to selected SteamXpress™ models. The Cord Reel™ feature makes consumers' task of iron storage more convenient than ever, and is more compact than the two key competitive brands.

In 2001, Applica marked another significant milestone in our Black & Decker® brand strategy with our entry into the home environment category. Consistent with our strategy to deliver meaningful innovation to consumers, we entered the market with a full range of heaters that feature our exclusive Advanced Safety Technology™ (AST™) System. This system provides extra peace of mind to consumers through several features such as the Fire Shield™ feature, which turns the heater off if a shock hazard is present. Other features in the line include Motion-Off Detection, a Tip-Over Switch, Safety Auto Shut-Off, and a Cool Touch Housing.

Brand Market Share

Our integrated communications campaign, new product launches and in-store programs have continued to improve our market share position for the Black & Decker® brand. For example, of the ten key small electrics categories, the Black & Decker® brand holds the number one dollar share position in eight categories, and holds a strong number two position in the remaining two categories, as shown on page 8.

Special In-Store Programs

Recognizing that the vast majority of product purchase decisions occur in the retail store, we increased our emphasis on developing customized special prepackaged displays in 2001. Developed in close collaboration with our various retail partners, these displays - such as the mixed pallet display shown below - increase sales by providing additional locations for products to appear within the store. In 2001, our sales of special packed product increased by almost 20%.

www.householdproducts.com


Brand Market Share
Special In-Store Programs
BLACK&DECKER
Holiday
GIFT
Ideas
BLACK&DECKER
BLACK&DECKER
BLACK&DECKER
BLACK&DECKER
BLACK&DECKER
BLACK&DECKER
BLACK&DECKER
MiniPro

BRAND MANAGEMENT

Windmere® Brand

The Windmere® brand successfully continued its role as Applica's opening price-point brand in 2001. As a part of our strategic entry into the home environment category in North America last year, Applica launched a new line of Windmere® brand heaters that were very well received.

In the price-sensitive Latin America marketplace the Windmere® brand completed another very strong year in 2001, growing by over 30% in the region, on the strength of model introductions in several kitchen, garment care and home environment categories. Total Windmere® brand sales now approach $25 million in the region.

www.windmere.com

LitterMaid® Brand

The momentum behind the LitterMaid® brand – which was already very strong as we entered the year - continued throughout 2001. Broader retail distribution for the brand and marketing support through a high impact, integrated program, as well as new products, drove the LitterMaid® brand to *another record year of sales and profitability in 2001!*

Last year, millions of cat owners were exposed to the LitterMaid® brand integrated marketing program. More cat owners than ever responded to the campaign by selecting the LitterMaid® brand as a key part of their cat care activities.

This program featured:

- A completely revised website: littermaid.com. A comprehensive resource for cat owners, the site provides important cat health care information as well as information on where to buy LitterMaid® Self-Cleaning Litter Box and accessories.
- New, color-coordinated packaging that clearly differentiates each model and communicates key features and benefits, as well as increased in-store support consisting of high-impact pallet displays.
- A revised direct response television and print program.
- Public relations initiatives that resulted in key media placements for the LitterMaid® product on the Oprah Winfrey show, in the New York Times,

Windmere® brand sales

($ in millions)


25
20
15
10
5
0
6
18
24
1999
2000
2001

and In-Style magazine. As we move into 2002, we will increase the excitement surrounding the LitterMaid® brand through a new program with PAWS, Inc., and their popular "Fat Cat" – Garfield! Garfield will support the LitterMaid® brand sales by appearing on packaging, on the LitterMaid® brand website, and in a brand new direct response commercial!

www.littermaid.com

Premiere Salon Products®, Mega Hot®, Comare®, and Shear Technology® brands.

In 2001, Belson Products experienced a strong double-digit increase in sales led by 58 new product introductions. Belson Products will introduce 65 new products in 2002. Key new items will include several with Ionic Technology to more quickly dry and style hair. Ions will help

Jerdon® Brand

Our Jerdon Division, under the Jerdon® and First Class® brands markets "In Room" accessories such as wall-mounted hair dryers, lighted make-up and shaving mirrors, and pulsating shower heads to leading hotels and resorts. It is one of the leading distributors to this channel.

In 2001, Jerdon continued its strategy to selectively, and profitably grow through


BELSON® Professional
JERDON®
petal brites
PREMIERE

Belson® Brand

Applica's professional salon division, Belson Products, ranks as one of the largest domestic suppliers of personal care products to the salon industry. Belson Products markets its professional products to major beauty suppliers such as Sally Beauty Company and Beauty Systems Group, both divisions of Alberto Culver, as well as other major distributors under many brands including Belson®, BelsonPro®, Gold 'N Hot®, Curlmaster®,

give hair more volume and shine. Also planned are ceramic-coated hairbrushes that inhibit the growth of bacteria on the brush barrel.

Belson Products distributes in all 50 states, as well as Canada, Puerto Rico, the United Kingdom, Germany, and Japan.

www.belson.com

distribution into higher-end retail and specialty stores.

Key product introductions by Jerdon included an extensive line of hair dryers and the Petal Brites™ make-up mirrors. Petal Brites™ make-up mirrors are designed to bring a splash of color into this category.

www.jerdon.com

Manufacturing Operations

Applica's manufacturing operations in China and Mexico - which have always been a key part of our total strategy - posted significant achievements last year. In addition to performing a key role in our overall supply chain efforts by supporting timely production of new and existing products, we continued to focus on cost, plant productivity, and product quality.

Productivity

We recognize the need to have an ongoing cost reduction effort, particularly due to the highly competitive nature of our business – to take advantage of cost improvement opportunities anywhere –in material costs, through plant productivity improvements, or through the reduction in warranty costs. 2001 was no exception. In keeping with our business-wide approach to solve problems through teamwork, we assembled an internal cost reduction team. This team was charged with reducing the material cost of products produced at both factories, as well as sourced products. The team responded to the challenge, exceeding its overall objective by 9% through a variety of approaches. This resulted in several million dollars of net savings.

In 2001, we also improved plant productivity. For example, through investments in toolmaking equipment in our Queretaro, Mexico factory, we were able to reduce the level of expenditures for externally purchased molds. At this point, almost two-thirds of all molds used at Queretaro are now manufactured within the factory. In 2001 alone, this initiative has resulted in savings of over 40% compared to the prior year. In our factory in China, output per employee increased by almost 20% and output per square foot of working space improved by almost 15%, through a combination of several production efficiency initiatives and increases in output.

Manufacturing Operations Productivity

MANUFACTURING



To shorten our product development times, we increased our technical capabilities at our factories in 2001. Here an Engineer at Queretaro refines a new product design prior to the tooling phase.



At both of our factories, products are assembled in small quantities so that we can quickly respond to changes in consumer demand with minimal inventory.

Quality

Our cost reduction efforts went beyond material cost reductions and plant efficiency. We also made significant progress toward improving warranty costs through several quality improvement programs. In Queretaro we launched our Lean Sigma program. The purpose of this program is to systematically improve quality and productivity by applying proven tactics and approaches. In support of this program, we trained over 20 employees and supervisors as "green belts." The Lean Sigma program is one element of our overall continuous improvement culture at Applica.

Warranty Reduction

Realizing the importance and value of sharing information across functional areas, our cross-functional Warranty Reduction Team consists of members from several areas within Applica: manufacturing, marketing, and engineering. There was even a member from our sales organization on this team. The team analyzed and tracked key components of product warranty costs. Armed with this data, the team then established 11 individual warranty reduction initiatives. Each of these initiatives was designed to address opportunities to improve products or factory processes. Some of these projects have been completed, with some longer-term programs continuing into 2002.

New Products / Contract Manufacturing

Last year Applica's Manufacturing Team continued to support our branded products strategies by assuming additional responsibility for developing new products and line extensions. Also, at both our China and Mexico factories, we supplemented manufacturing for our branded product categories by manufacturing under contract for other appliance companies. In 2001, we reached a number of significant milestones in this area. We began production of several finished goods in the oral care and cleaning categories, as well as components such as motors and heaters for well-known domestic and global brands.

Quality Warranty Reduction New Products / Contract Manufacturing



A Quality Control inspector tests the dimensions of a component part at our China factory.

To ensure quality standards are met, finished products are inspected for performance and appearance prior to final packaging.

Supply Chain

During the past year our supply chain initiatives played a key role in supporting our corporate focus on asset management.

In 2001, we made significant progress toward developing and implementing our global supply chain vision. This vision is characterized by intense focus on meeting the unique needs of each of our customers. It links many of our internal functions, understanding of each of our customers' requirements – the products that we supply to them, the volumes that they require, to their unique delivery requirements. We have or are in the process of documenting the specific requirements of each of our key customers.

Forecasting & Planning

The goal of this aspect of our supply chain process is to ensure that products are available to ship implemented significant changes to our production planning process.

Efficient Order Processing

Each customer has unique requirements that must be met during the order processing phase, but there are also many overall similarities: in addition to requiring increasingly shortened order processing lead times, customers also place increasingly stringent requirements on the accuracy

Supply Chain Understanding Customer Requirements Forecasting & Planning

SUPPLY CHAIN







Our distribution facility in Little Rock, Arkansas. In 2001 we consolidated inventory eliminating the need for several outside warehouses.

We automated several warehouse processes in 2001. Here, incoming product is loaded onto pallets and automatically wrapped and prepared for customer delivery.

from our collection of point of sale information, and feeds the data upstream – ultimately to our manufacturing facilities so that we are in a position to meet our customers' requirements while minimizing the cost of raw and finished goods inventory, transportation and shipping.

Understanding Customer Requirements

The first phase of improving our supply chain performance requires that we have a complete

when the customer order is received, in the amounts required, while simultaneously minimizing finished goods and raw material inventory. During 2001, we assembled a multifunctional team to transform the way we forecast and plan our customers requirements. This team included members from several functional areas within Applica, including sales, marketing, and manufacturing, and of course, supply chain. The team developed and

of how and when the products are palletized, marked, and ultimately shipped. The improvements we made during the past year have directly benefited us and our customers by improving our ability to process orders faster, more accurately, and consistently. We are improving our automated systems and standardizing all of our work processes to ensure that we provide consistently high service levels. We have established training centers at our key supply chain locations – Little Rock, Arkansas and Miami Lakes, Florida, to ensure that our associates are properly trained, and that we continue to improve.

Shipment & Delivery

We identified opportunities to improve our shipping, delivery, and billing processes, while minimizing costs by focusing on these areas: (1) establishing closer relationships with customers, (2) increasing our direct-from-factory

as quickly as possible. During 2001, we established pilot programs based on this approach, and began implementing these with two of our key retail partners. These pilot systems take advantage of our flexible factories' ability to quickly modify production – ensuring that we build only what the marketplace requires. As we move forward, our goal is to refine these systems and roll them out to additional customers.

At times our customers' orders arrive in smaller quantities, comprising less than full truckloads, which, of course, provide the most favorable cost. During the past year, we assembled a transportation task force to address this dilemma - how do we quickly fulfill these orders while securing the best transportation rates? The team responded with a program to aggregate several individual orders into full truckload volumes. As a result of this program, we have realized hundreds

Efficient Order Processing Shipment & Delivery



Some individual products are shrink-wrapped to protect them during shipping.


BLACK&DECKER

All of Applica's supply chain efforts are focused on our customers to ensure efficient, on-time delivery.

shipments, (3) consolidating truckload orders, and negotiating the best possible shipping rates from our international carriers. We have completed many programs to take advantage of these opportunities, with many more underway.

We recognize that one of the most effective ways to shorten lead times and reduce inventory is to secure timely retail point of sale information, and incorporate this data directly into production plans

The strategic North America location of our Queretaro, Mexico factory allows us to take advantage of opportunities to ship finished goods directly from the factory to our customers' warehouse to further shorten lead times as well as lower working capital inventory. Although we have selectively implemented direct-ship programs in past years, we have increased the amount of these shipments and number of customers participating in 2001.

of thousands of dollars in transportation savings without compromising service.

In the international shipping arena we also moved aggressively to secure the best costs for ocean freight by renegotiating rates for the coming year, and plan to improve the visibility of ocean shipments through a global tracking system.



Remembering 9/11/01

To support the efforts at the World Trade Center disaster site,
Applica donated Black & Decker® brand kitchen products
that were used to prepare food for the rescue crews.
This is a letter of appreciation from the
Nassau County N.Y. Police Department.

Nassau County



Police Department

WILLIAM J. WILLETT
COMMISSIONER OF POLICE

1490 Franklin Avenue
Mineola, New York 11501
(516) 573-7000

THOMAS S. GULOTTA
COUNTY EXECUTIVE

November 23, 2001

Mr. Michael Michienzi
President & General Manager
Applica Consumer Products, Inc.
6 Armstrong Road
Shelton, CT 06484

Dear Mr. Michienzi,

I have been a Nassau County Police Officer for 33 years and have been assigned to the Nassau County Office of Emergency Management for 19 of those 33 years. During my years of service I have responded to and/or been assigned to many disasters throughout the State of New York but nothing was as devastating and traumatic to me personally as the terrorist attacks that occurred on September 11th in New York City. As a result of those attacks, I not only lost a family member who worked for Cantor Fitzgerald, but numerous friends in the NYPD, NYFD and the PAPD who were lost in the performance of duty.

However, the purpose of my letter is not to express my own sorrow but rather to express my gratitude to you and everyone at Applica Consumer Products for your overwhelming generosity by supplying dozens of Toasters, Toaster Ovens & Electric Can Openers that you are personally responsible for making available to OEM. To those of us who have endured the long days and darkness of night trying to assist New York City in its recovery from the effects of this vicious attack, your generosity has been greatly appreciated.

I want you to know that I was unaware of your generosity until I had the pleasure of meeting Ms. Joyce Santano, one of the volunteers who, like yourself, is a caring, giving person and who seeks nothing in return for her kindness and consideration. It's because of her unselfish desire to give credit where it is deserved that yourself and Applica Consumer Products are being recognized by those of us working this disaster as one of the true angels who have blessed us with their kindness and generosity.

In closing, I want you to know that I am grateful to you and everyone at Applica Consumer Products for supplying us with your products and I will forever spread the word of Applica Consumer Products kindness in New York City during its time of need.

Michael, you and the entire family at Applica Consumer Products family are truly a group of heroes to those of us whose lives your generosity has touched. I salute you all.

Thank You,

Raymond Fais

PO Raymond Fais

Overview

Applica is a manufacturer, marketer and distributor of a broad range of branded and private-label small electric consumer goods. In 1998, Applica acquired the Black & Decker Household Products Group and became a leading supplier of brand name small household appliances in the United States. We also manufacture and distribute professional personal care products, home environment products and pet care products, including the LitterMaid® self-cleaning cat litter box. We manufacture and market products under licensed brand names, such as Black & Decker®, our own brand names, such as Windmere®, and other private-label brand names. Our customers include mass merchandisers, specialty retailers and appliance distributors primarily in North America, Latin America and the Caribbean.

We operate manufacturing facilities in China and Mexico. In 2001, approximately 80% of the products sold by Applica were manufactured in such facilities. In addition, we manufacture products for other consumer products companies, which we refer to as contract manufacturing.

During the fourth quarter of 2001, Applica began reporting its operations as one business segment. Previously, we had reported three business segments. The change to one business segment was made to conform to organizational changes we made in the management of our business to more effectively utilize and deploy our assets on a world-wide basis. Previously reported segment information for 2000 and 1999 has been restated to conform to year-end 2001 presentation.

As used in this Annual Report "we," "our," "us," the "Company" and "Applica" refer to Applica Incorporated and its subsidiaries, unless the context otherwise requires.

Forward-Looking Statement Disclosure

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are indicated by words or phrases such as "anticipates," "projects," "management believes," "Applica believes," "intends," "expects," and similar words or phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth under "Risk Factors" in Applica's filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2001 and the Quarterly Reports on Form 10-Q filed thereafter. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance, or achievements of Applica may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Applica or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. Applica disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Critical Accounting Policies

Applica's accounting policies are more fully described in Note A of Notes to Consolidated Financial Statements. As disclosed therein, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of Applica's financial statements include estimates associated with management's evaluation of the recoverability of goodwill as well as those used in the determination of liabilities related to warranty activity, litigation, product liability, product recall, taxation and repositioning. In addition, significant estimates form the bases for Applica's reserves with respect to sales and pricing allowances, collectibility of accounts receivable, inventory valuations and certain benefits provided to current employees. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. Applica constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

See "New Accounting Pronouncements" below for information regarding the effects of the adoption of SFAS 142, "Goodwill and Other Intangible Assets", which could be material.

Results of Operations

The operating results of Applica expressed as a percentage of sales and other revenues are set forth in the table below:

	Year Ended December 31,		
	2001	2000	1999
Net sales and other revenues	100.0%	100.0%	100.0%
Cost of sales:			
Cost of goods sold	71.0	68.6	67.4
Repositioning charges and other charges	1.8	4.0	--
Gross profit	27.2	27.4	32.6
Selling, general and administrative expenses:			
Operating expenses	25.6	25.5	24.6
Repositioning charges and other charges	2.1	0.5	(0.2)
Operating profit	(0.5)	1.4	8.2
Other	(2.8)	(3.8)	(3.5)
Loss on asset held for sale	--	(0.5)	--
	(2.8)	(4.3)	(3.5)
Equity in net earnings (loss) of joint ventures	0.0	(0.1)	(1.8)
Earnings (loss) before taxes	(3.3)	(3.0)	2.9
Income tax expense (benefit)	0.6	(0.2)	0.6
Net earnings (loss)	(3.9)%	(2.8)%	2.3%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Sales and Other Revenues. Sales and other revenues for Applica decreased 2.9% to $727.0 million from $748.8 million for the year ended December 31, 2001. The change was primarily the result of a decrease of $40.1 million in sales of product categories that were exited in the fourth quarter of 2000, a decrease of $3.5 million in sales of electronic products and a $2.2 million decrease in Windmere® branded and other product sales. The decrease was primarily offset by a $8.5 million increase in sales of Black & Decker® branded products, an increase of $8.2 million in contract manufacturing sales and a $7.3 million increase in sales of Littermaid pet products. Sales to Wal-mart, our largest customer, accounted for 24.3% and 21.4% of total sales for the 2001 and 2000 periods, respectively.

In January 2002, Kmart Corporation and certain of its U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Kmart Corporation is one of Applica's top three customers. Kmart has indicated that it intends to reorganize on a fast-track basis and has targeted emergence from Chapter 11 in 2003. In 2001, Applica had sales of $49.4 million to Kmart Corporation and, as of the date of the bankruptcy filing, Applica had outstanding receivables of approximately $5.0 million. Additionally, in January 2002, Service Merchandise Company, Inc. announced that it would cease continuing business operations and file a plan of liquidation by September 2002. Service Merchandise filed bankruptcy in March 1999 but was unable to complete its planned business reorganization. In 2001, Applica had sales of $10.8 million to Service Merchandise. As of the date of the announcement, the outstanding receivables to Service Merchandise were immaterial.

Cost of Sales – Repositioning and Other Charges. Applica Consumer Products, Inc., in cooperation with the U.S. Consumer Products Safety Commission, voluntarily recalled approximately 2.1 million Black & Decker®

two-slice and four-slice toasters. Applica's Canadian operating subsidiary, Applica Canada Corporation, is also recalling approximately 180,000 of these toasters in Canada. In connection therewith, Applica took a charge of $13.4 million relating to the estimated expenses of such recalls.

In the fourth quarter of 2000, Applica entered into a relationship with a consumer packaged goods company to develop, manufacture and distribute new products. In conjunction with the development relationship, Applica expanded its existing manufacturing capacity, exited various non-strategic product lines, including certain retail personal care items, and re-allocated company resources. These activities resulted in charges totaling $34.1 million in the fourth quarter of 2000. These charges were primarily non-cash. Charges associated with the write down of inventory and other equipment totaled $30.1 million and have been recorded as cost of sales.

Gross Profit Margin. Applica's gross profit margin was 27.2% in 2001 as compared to 27.4% in 2000. Excluding the $13.4 million in recall charges recorded as cost of sales in 2001 and $30.1 million portion of repositioning charges recorded as cost of sales in 2000, Applica's gross profit margin was 29.0% in 2001 as compared to 31.4% in 2000. The decrease in the gross profit margin was primarily the result of lower production at Applica's manufacturing facilities, as Applica continued to reduce its inventory levels, along with higher raw material costs in the first quarter of 2001. Additionally, as a result of the slow economic environment, consumers purchased fewer higher-priced, higher-margin products and more lower-priced, lower-margin products during the year.

Selling, General and Administrative Expenses.

Operating Expenses. Operating expenses before repositioning and other charges for Applica decreased by $4.5 million, or 2.4%, in 2001 to $186.4 million. Such expenses as a percentage of sales remained flat in 2001 and 2000. In 2001, freight and distribution expenses decreased by $3.2 million as the result of our supply chain initiatives, which were implemented in the fourth quarter of 2000. Additionally, selling and other expenses decreased by $1.8 million as the result of the consolidation of our external and internal sales forces.

Repositioning and Other Charges. In the fourth quarter of 2001, Applica took charges relating to several events in the aggregate amount of $14.8 million. These charges included $6.8 million relating to Applica's decision to consolidate its Shelton, Connecticut office with the headquarters located in Miami Lakes, Florida, as well as certain back-office and supply chain functions in Canada and Latin America. In addition, $5.2 million of such charges related to Applica's execution of a new four-year senior secured revolving credit facility and the write-off of fees and expenses associated with the terminated credit facility. Also included in the charge were $1.5 million relating to the devaluation of the Argentinean peso and $1.0 million related to the settlement of the shareholder class action litigation. In 2002, Applica expects to incur an additional $10.0 million in charges relating to its consolidation of facilities and functions.

In addition to the $30.1 million charged to cost of sales in 2000, the fourth quarter repositioning charges included other primarily non-cash charges of $4.0 million, of which $3.2 million related to the write down of certain intangible assets associated with Kmart Corporation's decision to terminate its long-term supply contract for White-Westinghouse® electronic products and Applica's intention not to re-market these products to another company.

Loss On Asset Held For Sale. In 2000, Applica determined to exit and sell substantially all of the assets of a non-strategic business and, as a result, recorded a loss of $3.6 million based on the expected realizable value of the asset. The business was sold in June 2001 and no additional gain or loss was recognized.

Interest Expense. Interest expense decreased by $7.8 million, or 25.7%, to $22.5 million for 2001, as compared to $30.3 million for 2000. The decrease was the result of the reduction of debt levels throughout 2001 and lower interest rates.

Taxes. Applica's tax expense is based on an aggregation of the taxes on earnings of each of its foreign and domestic operations. In 2001 and 2000, it included additional U.S. taxes on repatriated foreign earnings in excess of the amounts that were otherwise taxable in the U.S. The earnings of subsidiaries in Canada, Mexico and Latin America (other than Chile) are generally taxed at rates comparable to or higher than 35%, the United States statutory rate. Income tax rates in Hong Kong and Chile range between 8% and 16%.

In 2001, Applica had a tax expense of $4.1 million and an effective tax rate of 17.1%, compared to a tax benefit of $1.5 million and an effective tax rate of 6.8% in 2000. The tax expense resulted from taxes paid to foreign jurisdictions and additional U.S. taxes on repatriated foreign earnings in excess of the amounts otherwise taxable in the U.S. In 2001 and 2000, Applica repatriated $31.4 million and $16.3 million, respectively, from its foreign operations.

In 2001, Applica decided that future earnings of certain of its foreign operations would not be reinvested but rather would be repatriated to the United States. In the foreseeable future, these earnings will be taxed based on U.S. statutory rates. No provision has been made for U.S. taxes on the remaining undistributed earnings of the foreign operations of approximately $169.0 million at December 31, 2001 and $182.9 at December 31, 2000, as it is anticipated that such earnings would be reinvested in their respective operations or in other foreign operations.

Per Share Data. All common stock equivalents have been excluded from the per share calculations in 2001 as Applica incurred a net loss in the period and such inclusion would have been anti-dilutive.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Sales and Other Revenues. Sales and other revenues increased by $30.4 million to $748.8 million in 2000, an increase of 4.2% over sales and other revenues for 1999. The change was primarily the result of a $32.9 million increase in sales of Black & Decker® branded products. Sales of other kitchen branded products (including private label products) increased by $7.8 million despite the elimination of the Fiesta®, Corning® and Campbells® brands. White-Westinghouse® related revenues increased by approximately $14.9 million in 2000, excluding $19.2 million of sales related to electronics inventory liquidated in conjunction with the purchase of the assets of Newtech Electronics Industries, Inc. in 1999. This increase was the result of sales of such products for a full year, as compared to six months in 1999 as a result of the June 1999 acquisition. Decreases in home environment and personal care product sales of $7.1 million and $2.2 million, respectively, also contributed to the net change. Sales to Wal-mart, our largest customer, accounted for 21.4% and 21.3% of total sales for the 2000 and 1999 periods, respectively.

In June 2000, the Kmart Corporation exercised its option to terminate its long-term supply contract with Applica for the sale of consumer electronic products under the White-Westinghouse® brand in the United States. The termination will be effective on June 30, 2002. Sales and other revenues recorded from Kmart in connection with such contract for the years ended December 31, 2000 and 1999 were $13.1 million and $8.2 million, respectively. Under the terms of the agreement, Kmart's minimum purchase requirements for the period July 1, 2001 through June 30, 2002 will be reduced to 25% of the original requirements for that period.

Cost of Sales - Repositioning Charges. In the fourth quarter of 2000, Applica entered into a relationship with a consumer packaged goods company to develop, manufacture and distribute new products. In conjunction with the development relationship, Applica expanded its existing manufacturing capacity, exited various non-strategic product lines, including certain retail personal care items, and re-allocated company resources. These activities resulted in charges totaling $34.1 million in the fourth quarter of 2000. These charges were primarily non-cash. Charges associated with the write down of inventory and other equipment totaled $30.1 million and have been recorded as cost of sales.

Gross Profit Margin. Applica's gross profit margin was 27.4% in 2000 as compared to 32.6% in 1999. Excluding the $30.1 million portion of repositioning charges recorded as cost of goods sold in 2000, Applica's gross profit margin was 31.4% in 2000. The decrease in the gross profit margin was the result of an increase in raw material costs, primarily oil-based plastic resins, and was partially offset by realized manufacturing cost synergies and productivity gains. Applica took steps to bring its inventory levels back in line by the end of the year 2000, including reducing production at its manufacturing facilities in China and Mexico in the fourth quarter. The reduction in overhead absorption resulting from the slowdown further contributed to the year's decrease in gross profit margins.

Selling, General and Administrative Expenses.

Operating Expenses. Operating expenses increased by $13.9 million in 2000 and increased as a percentage of sales, to 25.5% from 24.6% in 1999. The dollar increase consisted primarily of increases in distribution, freight and distribution-related payroll costs. Additional warehousing and distribution expenses were incurred due to increased finished goods inventory levels and sales volume. Freight expenses increased reflecting the additional sales volume, increases in finished goods inventory and rate increases from the carriers, including fuel surcharges. Payroll expenses increased as a result of the increase in distribution personnel.

Repositioning and Other Charges. In addition to amounts charged as cost of sales, the $34.1 million fourth quarter 2000 repositioning charges included other primarily non-cash charges of $4.0 million, of which $3.2 million related to the write down of certain intangible assets associated with Kmart Corporation's decision to terminate its long-term supply contract for White-Westinghouse® electronic products and Applica's intention not to re-market such products to another company.

Applica did not exit one line of business in 1999 that had been included in the accrued repositioning costs at December 31, 1998. This resulted in a reversal of the prior year charge of $1.5 million in 1999.

Loss On Asset Held For Sale. In 2000, Applica determined to exit and sell substantially all of the assets of a non-strategic business and, as a result, recorded a loss of $3.6 million based on the expected realizable value of the asset.

Interest Expense. Interest expense increased by $3.2 million to $30.3 million in 2000. The increase was a result of additional borrowings under Applica's senior credit facility to meet working capital requirements, primarily associated with the increase in finished goods inventory, as well as rising interest rates.

Taxes. Applica's tax expense is based on an aggregation of the taxes on earnings of each of its foreign and domestic operations. In 2000, it included additional U.S. taxes on repatriated foreign earnings in excess of the amounts that were otherwise taxable in the U.S. The earnings of subsidiaries in Canada, Mexico and Latin America (other than Chile) are generally taxed at rates comparable to or higher than 34%, the United States statutory rate. Income tax rates in Hong Kong and Chile range between 8% and 16%.

In 2000, Applica had a tax benefit of $1.5 million and a rate of 6.8%, as compared to a tax expense of $4.2 million and a tax rate of 19.9% in 1999. The difference was primarily the result of (a) $16.3 million of foreign earnings repatriated to the United States in 2000, where the income is taxed at higher statutory rates (and the applicable tax credit rates are below those rates), and (b) the establishment of $4.5 million of tax valuation allowances related to certain U.S. foreign tax credits, contributions and state net operating loss carryforwards, which expire in five years or less. The valuation allowances were established in 2000, as management believed that it was more likely than not that these benefits would not be realized before they expired.

Per Share Data. All common stock equivalents have been excluded from the per share calculations in 2000 as Applica incurred a net loss in the period and such inclusion would have been anti-dilutive.

Liquidity and Capital Resources

At December 31, 2001, Applica's working capital was $228.1 million, as compared to $277.0 million at December 31, 2000. At December 31, 2001 and 2000, Applica's current ratio was 3.0 to 1 and 3.3 to 1, respectively, and its quick ratio was 1.8 to 1 and 1.7 to 1. The decrease in the current ratio primarily reflected decreases in inventory.

Cash balances decreased by $1.1 million to $15.7 million for the year ended December 31, 2001. Cash balances increased by $3.1 million to $16.9 million for the year ended December 31, 2000.

The net cash provided by operating activities, which totaled $87.9 million in 2001, as compared to net cash used in operating activities, which totaled $9.5 million in 2000, primarily reflected decreases in finished goods inventories.

Cash used in investing activities totaled approximately $23.2 million for the period, as compared to $23.0 million for 2000, and consisted primarily of equipment at Applica's manufacturing facilities and tooling for new products.

Cash used in financing activities totaled approximately $65.8 million in the period, as compared to $35.7 million provided by financing activities in 2001, reflecting a decrease in borrowings used to meet working capital requirements, primarily the reduction of finished goods inventories.

Certain of Applica's foreign subsidiaries have approximately $39.5 million in trade finance lines of credit, payable on demand, which are secured by the subsidiaries' tangible and intangible property, and in some cases, a guarantee by the parent company, Applica Incorporated. Outstanding borrowings by Applica's Hong Kong subsidiaries are primarily in Hong Kong dollars.

Applica's primary sources of liquidity are its cash flow from operations and borrowings under its credit facility. On December 28, 2001, Applica replaced its revolving credit and term debt facilities with a new $205 million four-year asset-based senior secured revolving credit facility. As of March 1, 2002, Applica was borrowing approximately $70.0 million under the facility and had approximately $47.8 million available for future cash borrowings. Advances under the facility are primarily based upon percentages of outstanding eligible accounts receivable and inventories. The credit facility includes a $10,000,000 sublimit for the issuance of letters of credit. All amounts outstanding under the credit facility are payable on December 28, 2005.

At Applica's option, interest accrues on the loans made under the credit facility at either:

- LIBOR (adjusted for any reserves), plus a specified margin which is determined by Applica's leverage ratio and is currently set at 2.35% (4.22% at December 31, 2001); or
- the Base Rate (which is Bank of America's prime rate), plus a specified margin, currently 0.35% (5.10% at December 31, 2001).

Swing loans up to $15.0 million bear interest at the Base Rate plus a specified margin, currently 0.35% (5.10% at December 31, 2001).

In July 1998, Applica issued $130.0 million in Senior Subordinated Notes. The notes bear interest at a rate of 10%, payable semiannually and mature on July 31, 2008. The notes are general unsecured obligations of Applica Incorporated and rank subordinate in right of payment to all senior debt of Applica and rank pari passu in right of payment to all future subordinated indebtedness of Applica. The notes may be redeemed at the option of Applica, in whole or in part, on or after July 31, 2003 at various redemption prices. See Note F of the Consolidated Financial Statements for more detailed information regarding Applica's borrowings.

Applica's aggregate capital expenditures for the year ended December 31, 2001 were $23.3 million, as compared to $23.6 million for 2000. Applica anticipates that the total capital expenditures for 2002 will be approximately $25.0 million, which includes the cost of equipment at our manufacturing facilities and tooling for new products. Applica plans to fund such capital expenditures from cash flow from operations and, if necessary, borrowings under its credit facility.

At December 31, 2001, debt as a percent of total capitalization was 43.4%, as compared to 47.4% at December 31, 2000.

Applica's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness, or to fund planned capital expenditures, product research and development expenses and marketing expenses will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and international and United States domestic political factors and other factors that are beyond its control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under its credit facility and other facilities, will be adequate to meet Applica's future liquidity needs for at least the next several years. There can be no assurance that Applica's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the credit facility in an amount sufficient to enable Applica to service its indebtedness, including the outstanding 10% notes, or to fund its other liquidity needs. In addition, there can be no assurance that Applica will be able to effect any needed refinancing on commercially reasonable terms or at all.

For information regarding related party transactions, see Note M to the Consolidated Financial Statements. Management believes that its related party transactions are not material.

Applica is also involved in certain ongoing litigation. See Note I to the Consolidated Financial Statements.

Currency Matters

While we transact business predominantly in U.S. dollars and most of our revenues are collected in U.S. dollars, a substantial portion of our costs, such as payroll, rent and indirect operational costs, are denominated in other currencies, such as Chinese renminbi, Hong Kong dollars and Mexican pesos. In addition, while a small portion of our revenues are collected in foreign currencies, such as Canadian dollars, a significant portion of the related cost of goods sold are denominated in U.S. dollars. Changes in the relation of these and other currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on our results of operations cannot be accurately predicted. There can be no assurance that the dollar foreign exchange rates will be stable in the future or that fluctuations in financial markets will not have a material adverse effect on our business, financial condition and results of operations.

From time to time, Applica uses forward exchange contracts to reduce fluctuations in foreign currency cash flows related to third party raw materials and other operating purchases, as well as trade receivables. The purpose of Applica's foreign currency management activity is to reduce the risk that cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates.

Applica Durable Manufacturing Limited, Applica's Hong Kong subsidiary with manufacturing operations in China, uses the Hong Kong dollar as its functional currency. The Hong Kong dollar has historically been "pegged" to a fixed exchange rate vis-a-vis the U.S. dollar. If the Hong Kong dollar were to be significantly devalued against the U.S. dollar and the exchange rate allowed to fluctuate, Applica could experience significant changes in its currency translation account which would impact its future comprehensive income.

Applica Manufacturing, S. de R.L. de C.V., Applica's Mexican manufacturing subsidiary, uses the U.S. dollar as its functional currency. The operating expenses are primarily peso-denominated and the revenues derived from products manufactured at such facilities are primarily dollar-denominated. As a result, Applica is subject to fluctuations in the value of the peso. If the peso were to be significantly devalued against the U.S. dollar, Applica could experience significant charges or credits to earnings.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board approved the issuance of SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged must be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be amortized, but will be subject to an annual assessment for impairment by applying a fair value based test. Applica will apply the provisions of SFAS No. 142 beginning on January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 will result in an increase in net earnings of $5.0 million per year. During 2002, Applica will perform a transitional fair value based impairment test and if the fair value is less than the recorded value at January 1, 2002, Applica will record an impairment loss, if any, in the first quarter of 2002 as a cumulative effect of a change in accounting principle. Such impairment loss could be material.

In November 2001, the Emerging Issues Task Force reached a consensus on EITF Issue 01-9 "Accounting for Consideration Given by a Vendor to a Customer including a Reseller of the Vendor's Products." Also, in August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 retained substantially all of the requirements of SFAS No. 121 while resolving certain implementation issues. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management believes the impact of these pronouncements on Applica's operations, if any, will not be material.

The selected financial data presented below is derived from our audited financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements and related notes thereto.

	2001	2000	1999	1998	1997
	(Dollars in thousands, except per share data)				
Statement of Operations:					
Net sales and other revenues	$727,044	$748,751	$718,309	$474,356	$261,885
Equity in net earnings (loss) of joint ventures	$(128)	$(777)	$(12,894)	$1,621	$7,353
Earnings (loss) before income taxes	$(24,292)	$(22,758)	$21,020	$40,368	$20,758
Income tax expense (benefit)	$4,146	$(1,542)	$4,177	$11,616	$923
Effective tax rate	(17.1)%	6.8%	19.9%	28.7%	4.5%
Net earnings (loss)	$(28,438)[1]	$(21,216)[1]	$16,843[1]	$28,752[2]	$19,835
Balance Sheet:					
Working capital	$228,124	$276,981	$263,315	$267,434	$106,078
Current ratio	3.0	3.3	3.1	3.0	2.4
Property, plant and equipment, net	$82,337	$78,200	$75,983	$76,077	$37,199
Total assets	$633,461	$707,935	$714,310	$742,737	$281,847
Long-term debt, deferred liabilities and minority interest and other long terms liabilities	$225,726	$260,147	$243,807	$287,306	$17,144
Shareholders' equity	$293,939	$324,474	$343,397	$324,018	$190,821
Per Share Data:					
Earnings (loss) per common share - basic	($1.23)[1]	($0.92)[1]	$0.75[1]	$1.43[2]	$1.12
Earnings (loss) per common share - diluted	($1.23)[1]	($0.92)[1]	$0.72[1]	$1.33[2]	$1.00
Cash dividends paid	--	--	--	--	$0.10
Book value at year end	$12.65	$14.06	$15.17	$14.67	$10.53
Return on average equity	(9.2)%	(6.4)%	5.1%	11.2%	11.1%

(1) For information regarding charges incurred for the years 2001, 2000 and 1999, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

(2) Includes a one-time, primarily non-cash repositioning charge of $17.2 million, of which $7.7 million is included in cost of goods sold. Also includes an after tax gain on the sale of Applica's equity interest in Salton, Inc. of $27.5 million.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Applica Incorporated

We have audited the accompanying consolidated balance sheets of Applica Incorporated and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Applica Incorporated and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Miami, Florida
February 6, 2002

CONSOLIDATED BALANCE SHEETS

Assets

	December 31,	
	2001	2000
	(In thousands)	
Current Assets:		
Cash and cash equivalents	$ 15,743	$ 16,857
Accounts and other receivables, less allowances of $12,061 in 2001 and $8,049 in 2000	181,388	186,198
Receivables from affiliates	3,531	3,281
Inventories	103,716	160,820
Prepaid expenses and other	13,204	17,277
Refundable income taxes	689	1,207
Future income tax benefits	23,649	14,655
Total current assets	341,920	400,295
Investment in Joint Ventures	1,412	1,525
Property, Plant and Equipment – at cost, less accumulated depreciation of $100,961in 2001 and $82,770 in 2000	82,337	78,200
Future Income Tax Benefits, Non-Current	8,055	3,705
Intangible and Other Non-Current Assets	199,737	224,210
Total Assets	$633,461	$707,935

Liabilities and Shareholders' Equity

	2001	2000
Current Liabilities:		
Notes and acceptances payable	$ --	$ 13,494
Current maturities of long-term debt	--	18,842
Accounts payable	38,140	43,361
Accrued expenses	66,971	47,103
Current taxes payable	8,242	--
Deferred income	443	514
Total current liabilities	113,796	123,314
Long-Term Debt	225,726	260,147
Shareholders' Equity:		
Common stock – authorized: 75,000 shares of $0.10 par value; issued and outstanding: 23,319 in 2001 and 23,080 in 2000	2,332	2,308
Paid-in capital	154,049	152,591
Retained earnings	145,028	173,466
Notes receivable – officers	(1,496)	(1,496)
Accumulated other comprehensive earnings (loss)	(5,974)	(2,395)
Total shareholders' equity	293,939	324,474
Total liabilities and shareholders' equity	$633,461	$707,935

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Net sales and other revenues	$727,044	$ 748,751	$ 718,309
Cost of sales:			
Cost of goods sold	516,033	513,407	484,040
Repositioning and other charges	13,418	30,083	--
	529,451	543,490	484,040
Gross profit	197,593	205,261	234,269
Selling, general and administrative expenses:			
Operating expenses	186,410	190,939	177,016
Repositioning and other charges	14,817	3,980	(1,506)
	201,227	194,919	175,510
Operating profit (loss)	(3,634)	10,342	58,759
Other (income) expense:			
Interest expense	22,536	30,301	27,109
Interest and other income	(2,006)	(1,622)	(2,264)
Loss on asset held for sale	--	3,644	--
	20,530	32,323	24,845
Earnings (loss) before equity in net earnings (loss) of joint ventures and income taxes	(24,164)	(21,981)	33,914
Equity in net earnings (loss) of joint ventures	(128)	(777)	(12,894)
Earnings (loss) before income taxes	(24,292)	(22,758)	21,020
Income tax expense (benefit)	4,146	(1,542)	4,177
Net earnings (loss)	$ (28,438)	$ (21,216)	$ 16,843
Per share data:			
Earnings (loss) per common share – basic	$(1.23)	$ (0.92)	$0.75
Earnings (loss) per common share – diluted	$ (1.23)	$ (0.92)	$0.72

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Note Receivable –Officer	Accumulated Other Comprehensive Earnings(Loss)	Total
	(In thousands)					
Balance at January 1, 1999	$ 2,209	$ 145,161	$177,839	$ --	$ (1,191)	$324,018
Comprehensive earnings (loss):						
Net earnings	--	--	16,843	--	--	16,843
Foreign currency translation adjustment	--	--	--	--	(410)	(410)
Total comprehensive earnings(loss)						16,433
Exercise of stock options	34	2,217	--	--	--	2,251
Tax benefit resulting from exercise of stock options	--	599	--	--	--	599
Issuance of common stock	21	1,475	--	--	--	1,496
Note receivable – officer	--	--	--	(1,496)	--	(1,496)
Fair value of options to non-employees	--	96	--	--	--	96
Balance at December 31, 1999	2,264	149,548	194,682	(1,496)	(1,601)	343,397
Comprehensive earnings (loss):						
Net loss	--	--	(21,216)	--	--	(21,216)
Foreign currency translation adjustment	--	--	--	--	(794)	(794)
Total comprehensive earnings(loss)						(22,010)
Exercise of stock options and issuance of common stock under employee stock purchase plan	44	2,293	--	--	--	2,337
Tax benefit resulting from exercise of stock options	--	633	--	--	--	633
Fair value of options to non-employees	--	117	--	--	--	117
Balance at December 31, 2000	2,308	152,591	173,466	(1,496)	(2,395)	324,474
Comprehensive earnings (loss):						
Net loss	--	--	(28,438)	--	--	(28,438)
Foreign currency translation adjustment	--	--	--	--	(2,723)	(2,723)
Net unrealized loss on derivatives designated as cash flow hedges	--	--	--	--	(856)	(856)
Total comprehensive earnings(loss)						(32,017)
Exercise of stock options and issuance of common stock under employee stock purchase plan	24	1,232	--	--	--	1,256
Tax benefit resulting from exercise of stock options	--	176	--	--	--	176
Fair value of options to non-employees	--	50	--	--	--	50
Balance at December 31, 2001	$2,332	$154,049	$145,028	$(1,496)	$(5,974)	$293,939

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash flows from operating activities:			
Net earnings (loss)	$(28,438)	$ (21,216)	$ 16,843
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation of property, plant and equipment	19,123	18,897	17,987
Amortization of intangible assets	19,941	19,355	16,969
Repositioning and other charges	28,235	34,063	(1,506)
Loss on asset held for sale	--	3,644	--
Gain on sale of subsidiary	--	--	(775)
Stock option tax benefits	176	633	599
Net change in allowance for losses on accounts receivable	4,012	(711)	1,394
Consulting expense on fair value of non-employee stock options	50	117	96
Write down of investment in Newtech Electronics Industries, Inc.	--	--	12,641
Amortization of deferred income	(71)	(307)	(2,462)
Equity in (earnings) loss of joint ventures	128	777	287
Changes in assets and liabilities:			
Accounts and other receivables	798	201	(12,512)
Inventories	55,204	(29,613)	12,338
Prepaid expenses	4,073	(7,898)	1,247
Accounts payable and accrued expenses	(6,448)	(4,849)	(32,126)
Current and deferred income taxes	(4,584)	(12,629)	342
Other liabilities	--	(10,573)	10,573
Other assets	(4,287)	562	6,111
Net cash provided by (used in) operating activities	87,912	(9,547)	48,046
Cash flows from investing activities:			
Proceeds from sale of subsidiary	--	--	350
Additions to property, plant and equipment	(23,260)	(23,582)	(21,519)
Purchase of net assets	--	--	(15,059)
Distributions (investments) in joint ventures - net	(15)	306	172
Change in receivables from affiliates	72	252	2,143
Net cash used in investing activities	(23,203)	(23,024)	(33,913)

(Continued on next page.)

Applica Incorporated and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	For the years ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash flows from financing activities:			
Notes and acceptances	$(13,494)	$12,596	$898
Proceeds from long-term debt	106,041	--	--
Payments of long-term debt	(108,513)	(12,842)	(12,740)
Payment of debt costs	(1,906)	(878)	--
Net (payments) borrowings under lines of credit	(48,885)	34,673	(11,102)
Exercises of stock options and issuance of common stock under employee stock purchase plan	1,256	2,337	2,251
Interest receivable from officer	(322)	(226)	(87)
Net cash provided by (used in) financing activities	(65,823)	35,660	(20,780)
Increase (decrease) in cash and cash equivalents	(1,114)	3,089	(6,647)
Cash and cash equivalents at beginning of year	16,857	13,768	20,415
Cash and cash equivalents at end of year	$15,743	$16,857	$13,768

Supplemental Disclosures of Cash Flow Information:

	For the years ended December 31,		
	2001	2000	1999
		(In thousands)	
Cash paid during the year for:			
Interest	$21,114	$27,611	$17,697
Income taxes	$ 8,489	$13,028	$ 8,339

In April 1999, the Company issued 210,000 shares of its common stock to its Chairman and Chief Executive Officer in exchange for a promissory note in the principal amount of $1,496,350.

In June 1999, the Company acquired certain assets from its 50% joint venture, Newtech Electronics Industries, Inc., for approximately $33 million, of which $15 million was paid in cash plus $18 million of assumed liabilities. In conjunction with this acquisition, the Company obtained the following assets (in thousands):

Intangible assets	$15,007
Accounts receivable	8,081
Inventory	9,606
	$32,694

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Applica Incorporated and its subsidiaries (collectively, the "Company") are principally engaged in the manufacture, distribution and sale of a broad range of branded and private-label small electric consumer goods.

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with management's evaluation of the recoverability of goodwill as well as those used in the determination of liabilities related to warranty activity, litigation, product liability, product recall, taxation and repositioning. In addition, significant estimates form the bases for the Company's reserves with respect to sales and pricing allowances, collectibility of accounts receivable, inventory valuations and certain benefits provided to current employees. Various assumptions and other factors underlie the determination of these significant estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix, and in some cases, actuarial techniques. The Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Principles of Consolidation

The consolidated financial statements include the accounts of Applica Incorporated and its wholly-owned subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Foreign Currency Translation

For subsidiaries where the local currency is the functional currency, assets and liabilities are translated into United States dollars at the exchange rate in effect at the end of the year. Revenues and expenses of these subsidiaries are translated at the average exchange rate during the year. The aggregate effect of translating the financial statements of these foreign subsidiaries is included in a separate component of shareholders' equity entitled "Accumulated Other Comprehensive Earnings (Loss)." For countries where business is transacted predominantly in U.S. dollars or is deemed to be hyper-inflationary, the U.S. dollar is the functional currency and a combination of current and historical rates are used in translating assets, liabilities, revenues and expenses, and the related exchange adjustments are included in operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash balances at December 31, 2001 and 2000 include approximately $14.3 million and $12.5 million, respectively, held in foreign banks by the Company's Hong Kong, Canadian and Latin American subsidiaries.

Receivables from Affiliates

Receivables from affiliates include accounts and notes receivable due from the Company's joint venture partners and certain of the Company's executive officers. Notes receivable are due upon demand or upon termination of the applicable employment contract, and bear interest at prevailing market interest rates.

Inventories

Inventories are stated at the lower of cost or market; cost is determined by the first-in, first-out method. Inventories are comprised of the following:

	2001	2000
	(In thousands)	
Raw materials	$ 4,264	$ 7,257
Work in process	4,039	13,129
Finished goods	95,413	140,434
	$ 103,716	$160,820

Revenue Recognition

The Company recognizes sales and related cost of sales at the later of (a) the time of shipment or (b) when title passes to the customers, all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured. Net sales is comprised of gross sales less provisions for estimated customer returns, discounts, vendor payments and volume rebates.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to their estimated operating service lives using accelerated and straight-line methods.

Intangible Assets

Intangible assets, consisting primarily of goodwill, are being amortized on a straight-line basis over periods ranging from 2.5 to 40 years. Intangible assets were approximately $264.2 million and $273.8 million at December 31, 2001 and 2000, respectively, and the related accumulated amortization was $62.6 million and $49.6 million, respectively.

In the fourth quarter of 2000, the Company recorded a $3.2 million write-down of certain intangible assets associated with Kmart Corporation's decision to terminate its long-term supply contract for White-Westinghouse® electronic products and the Company's intention not to re-market such products to another company. In the fourth quarter of 2001, an additional write-down of $1.2 million was recorded as a result of a bankruptcy petition filed by Kmart Corporation. For additional information, see Note L.

Long-Lived Assets

Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of such asset and eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Risk Management Contracts

The Company designates its derivatives based upon criteria established by SFAS 133. For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of accumulated other comprehensive earnings (loss) and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

The Company uses derivatives to manage exposures to foreign currency and interest rate risk. The Company's objectives for holding derivatives are to decrease the volatility of earnings and cash flows associated with changes in foreign currency and interest rates.

The fair values of derivative instruments as of December 31, 2001 and changes in fair values during 2001 were not material. The adoption of SFAS 133 did not have a material impact on the Company's operating results. During 2001, there were no significant gains or losses recognized in earnings for hedge ineffectiveness. The Company did not discontinue any hedges during 2001 because it was probable that the original forecasted transaction would not occur.

In the normal course of business, the Company employs a variety of financial instruments to manage its exposure to fluctuations in interest and foreign currency exchange rates, including interest rate and currency swap agreements; forward and option contracts, and interest rate caps. The Company designates and assigns the financial instruments as hedges of forecasted transactions, specific assets, or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged are no longer expected to occur, the Company recognizes the gain or loss on the designated hedging financial instrument.

Option premiums and unrealized losses on forward contracts and the accrued differential for interest rate and currency swaps to be received under the agreements are recorded in the balance sheet as other assets. Unrealized gains on forward contracts and the accrued differential for interest rate swaps to be paid under the agreements are included in other liabilities. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the item being hedged. The Company accrues the differential for interest rate swaps to be paid or received under the agreements as interest rates shift as adjustments to net interest expense over the lives of the swaps. Gains and losses on the termination of effective swap agreements, prior to their original maturity, are deferred and amortized to net interest expense over the remaining term of the underlying hedged transactions. The unamortized deferred balances are not material as of December 31, 2001.

Cash flows from hedges are classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the related assets, liabilities or forecasted transactions (see Notes F and N hereto).

Income Taxes

During 2001 and 2000, the Company projected that a portion of the prior undistributed earnings of its foreign operations would be in excess of the funds needed to support its operations in the foreseeable future. As a result, the Company repatriated approximately $31.4 million and $16.3 million from its foreign operations in 2001 and 2000, respectively, resulting in an increase in the Company's effective tax rate reflecting the cost of such repatriations as the income tax rate in the U.S. is higher than the tax rate in certain foreign jurisdictions. In 2001, the Company decided that future earnings of certain of its foreign operations would not be reinvested but rather would be repatriated to the United States. In the foreseeable future, these earnings will be taxed based on U.S. statutory rates. No provision has been made for U.S. taxes on the remaining undistributed earnings of the Company's foreign subsidiaries of approximately $169.0 million at December 31, 2001 and $182.9 at December 31, 2000, as it is anticipated that such earnings would be reinvested in their respective operations or in other foreign operations.

Deferred taxes have been provided on temporary differences in reporting transactions for financial accounting and tax purposes. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Total advertising costs for the years ended December 31, 2001, 2000 and 1999 totaled approximately $27.3 million, $27.0 million and $27.4 million, respectively.

Earnings (Loss) Per Share

Basic net earnings per share equals net earnings divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share includes dilutive common stock equivalents in the weighted average shares outstanding. The reconciliation between the computations is as follows:

	Net Earnings (Loss)	Basic Shares	Basic EPS	Diluted Shares	Diluted EPS
	(In thousands, except per share data)				
2001	$(28,438)	23,135	$(1.23)	23,135	$(1.23)
2000	$(21,216)	22,947	$(0.92)	22,947	$(0.92)
1999	$ 16,843	22,367	$ 0.75	23,325	$ 0.72

Included in diluted shares are common stock equivalents relating to options of 958,730 for 1999. Common stock equivalents have been excluded from the diluted per share calculations in 2001 and 2000, respectively, as the Company incurred a net loss in those years and their inclusion would have been anti-dilutive. Potential common stock equivalents at December 31, 2001 were 4,216,373 with exercise prices ranging from $3.63 to $31.69 per share.

Loss on Sale of Asset

In 2000, the Company decided to exit and sell substantially all of the assets of a non-strategic business and, as a result, recorded a loss of $3.6 million based on the expected realizable value of the assets. The business was sold in 2001 and no additional gain or loss was recognized.

Repositioning and Other Charges

2001. In the fourth quarter of 2001, the Company recorded charges relating to several events in the aggregate amount of $14.8 million. These charges included $6.8 million relating to the Company's decision to consolidate its Shelton, Connecticut office with the headquarters located in Miami Lakes, Florida, as well as certain back-office and supply chain functions in Canada and Latin America. This facilities consolidation should result in a reduction of approximately 80 employees worldwide. In addition, $5.2 million of such charges related to the write-off of fees and expenses of the Company's terminated credit facility as the Company executed a new four-year senior secured revolving credit facility. Also included in the charge were $1.5 million relating to the devaluation of the Argentinean peso and $1.0 million related to the settlement of the shareholder class action litigation. As of December 31, 2001, no amounts had been charged against the accrual. In 2002, the Company expects to incur an additional $10.0 million in charges relating to its decision to consolidate facilities and functions.

Additionally, in the fourth quarter of 2001, the Company received a dividend from its foreign operations of $31.4 million, which resulted in a $10.1 million tax expense for previously untaxed earnings.

In February 2002, Applica Consumer Products, Inc., in cooperation with the U.S. Consumer Products Safety Commission, voluntarily recalled approximately 2.1 million Black & Decker® two-slice and four-slice toasters. The Company's Canadian operating subsidiary, Applica Canada Corporation, is also recalling approximately 180,000 of these toasters in Canada. The Company took a charge to cost of sales of $13.4 million relating to the estimated expenses of such recalls. As of December 31, 2001, no amounts had been charged against the accrual.

2000. In the fourth quarter of 2000, the Company entered into an alliance with a consumer packaged goods company to develop, manufacture and distribute new products. In conjunction with the development arrangement, the Company expanded its existing manufacturing capacity, exited various non-strategic product lines, including certain retail personal care items, and re-allocated Company resources. These activities resulted in non-cash charges totaling $34.1 million in the fourth quarter of 2000. Charges associated with the writedown of low margin and non-strategic inventory items total approximately $30.1 million and were recorded as cost of sales. As of December 31, 2000, there were outstanding inventory reserves of approximately $8.7 million, related to these repositioning charges, which resulted from the write down of inventory to net realizable value. As of December 31, 2001, there were no outstanding inventory reserves. The remaining $4.0 million of repositioning charges was included in selling, general and administrative expenses, of which $3.2 million related to the write down of certain intangible assets associated with Kmart Corporation's decision to terminate its long-term supply contract for White-Westinghouse® electronic products and the Company's intention not to re-market such products to another company.

Additionally, in the fourth quarter of 2000, the Company received a dividend from its foreign operations of $16.3 million, which resulted in a $4.9 million tax expense for previously untaxed earnings.

1999. The Company, in connection with its 1998 acquisition of the Black & Decker Household Products Group, incurred a repositioning charge totaling $17.2 million, of which $7.7 million was included in 1998 cost of goods sold. The charge was primarily non-cash and consisted of write-offs of inventory, goodwill and tooling associated with the Company's decision to exit certain personal care and other non-core, low-margin products. Also included were costs associated with the integration of the acquisition. The Company did not exit one line of business that had been included in the accrued repositioning costs at December 31, 1998, resulting in a reversal of the prior year charge of $1.5 million in 1999.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. SFAS 141 did not have an effect on the Company's operating results or financial condition for the year ended December 31, 2001.

The Company will apply the provisions of SFAS No. 142 beginning on January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 will result in an increase in net earnings of $5.0 million per year. During 2002, the Company will perform a transitional fair value based impairment test and if the fair value is less than the recorded value at January 1, 2002, the Company will record an impairment loss, if any, in the first quarter of 2002 as a cumulative effect of a change in accounting principle. Such impairment loss could be material.

In November 2001, the Emerging Issues Task Force reached a consensus on EITF Issue 01-9 "Accounting for Consideration Given by a Vendor to a Customer including a Reseller of the Vendor's Products." Also, in August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 retained substantially all of the requirements of SFAS No. 121 while resolving certain implementation issues. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management believes the impact of these pronouncements on its operations, if any, will not be material.

NOTE B - INVESTMENT IN JOINT VENTURES

Investment in joint ventures consists of the Company's 50% interest in Anasazi Partners, L.P. and 50% interest in a Florida limited liability company, which are accounted for under the equity method.

At December 31, 2001 and 2000, the Company's investment in Anazazi Partners totaled approximately $1.4 million and $1.5 million, respectively. Loans to the partnership and its other equity partner totaled $1.8 million at December 31, 2001 and 2000 and are included in receivables from affiliates. The loans bear interest at rates from 8.5% to 9.0%, are collateralized by the other equity partner's interest in the partnership and are payable upon demand. Anasazi's investments include certain privately traded securities whose values have been estimated by the general partner in the absence of readily ascertainable market values. Fair value of these securities may differ significantly from the values that would have been used had a ready market for the securities existed.

The Company's investment in the limited liability company was not significant at December 31, 2001. However, the Company has agreed, if certain conditions are met, to fund up to $1.5 million to such joint venture, of which $143,000 had been funded at December 31, 2001. The limited liability company was incorporated in June 2001 to develop, market and distribute a small electric household appliance.

NOTE C - ACQUISITIONS

In June 1999, the Company purchased substantially all of the assets of Newtech Electronics Industries, Inc., including inventory, accounts receivable, certain trademark licenses and other intangibles, as well as assumed certain specific liabilities relating to the business. Tangible net assets acquired totaled approximately $15.0 million. At such time, the Company owned a 50% interest in Newtech. In connection with the acquisition, the Company wrote down its remaining investment in Newtech resulting in a one-time non-cash charge of $12.6 million. The charge was recorded as equity in net loss of joint ventures in the Company's statement of operations. Under the terms of the acquisition agreement, the Company acquired the exclusive right and license to use the White-Westinghouse® trademark in North America for the design, manufacture, and sale of certain consumer electronic products and was assigned Newtech's rights under the long-term supply contracts with the Kmart Corporation in the United States and Zellers in Canada.

In June 2000, the Kmart Corporation exercised its option to terminate its long-term supply contract with the Company for the sale of consumer electronic products under the White-Westinghouse trademark in the United States. The termination will be effective on June 30, 2002. Under the terms of the agreement, Kmart's minimum purchase requirements for the period July 1, 2001 through June 30, 2002 will be reduced to 25% of the original requirements for that period. In the fourth quarter of 2001, the Company recorded a write down of intangible assets (based upon estimated cash flows) of $1.2 million relating to the bankruptcy of Kmart. In the fourth quarter of 2000, the Company recorded a write down of intangible assets (based upon estimated cash flows) of $3.2 million relating to the Company's intention to not re-market the White-Westinghouse products to another company. The write-downs were included in repositioning and other charges. See Note L – Concentration of Credit and Other Risks for information regarding the recent bankruptcy of Kmart Corporation.

NOTE D - PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

		At December 31,	
	Useful Lives	2001	2000
		(Dollars in thousands)	
Building	15 - 50 years	$ 14,668	$ 14,668
Building improvements	8 - 31 years	2,574	2,529
Computer equipment	3 - 5 years	17,111	13,970
Furniture and equipment	3 - 8 years	124,787	110,280
Leasehold improvements	8 years	20,426	15,795
Land and land improvements	15 - 31 years*	3,732	3,728
Total		183,298	160,970
Less accumulated depreciation		100,961	82,770
		$ 82,337	$ 78,200

* Improvements only

NOTE E - ACCRUED EXPENSES

Accrued expenses are summarized as follows:

	For the Year ended December 31, 2001	2000
	(In thousands)	
Product recall	$13,414	$ --
Salaries and bonuses	13,086	8,978
Promotions and advertising allowances	7,351	8,892
Warranty	3,689	3,392
Co-op advertising and volume rebates	3,297	3,407
Other	26,134	22,434
	$66,971	$47,103

NOTE F - BORROWINGS

The Company's borrowings, including interest rate swaps designated as hedges, are summarized below:

	Balance	Stated Interest Rate (1)	Interest Rate Swaps (2) Pay Float	Pay Fixed	Effective Interest Rate (3)	Swap Maturities
			(Dollars in thousands)			
At December 31, 2001:						
Revolving Credit Facility	$90,709	5.1%	$ --	$59,000	6.6%	July 2003
10% Senior Subordinated Notes	130,000	10.0%	80,000		7.6%	July 2008
Foreign Indebtedness	4,986	2.6%	--	--	2.6%	
Other	31		--	--		
Total	225,726					
Less current maturities	--					
Total long-term debt	$225,726		$80,000	$59,000		
At December 31, 2000:						
Revolving Credit Facility	34,673	8.2%	--	$20,000	8.5%	July 2002
Senior Secured Tranche A	53,785	8.2%	--	--	8.2%	
Senior Secured Tranche B	60,531	9.2%	--	--	9.2%	
10% Senior Subordinated Notes	130,000	10.0%	--	--	10.0%	
Total	278,989		--	$20,000		
Less current maturities	18,842					
Total long-term debt	$260,147		--	$20,000		

(1) The stated interest rate represents the coupon rate for the Subordinated Notes. For floating rate borrowings, interest rates are based upon the rates at December 31, 2001 and 2000; these rates are not necessarily an indication of future interest rates.

(2) Amounts represent notional values of interest rate swaps.

(3) The effective interest rate is the weighted average interest rate after taking into consideration the effect of interest rate swaps entered into with respect to certain of those borrowings as indicated in the "Pay Float" and "Pay Fixed" columns.

Revolving Credit Facility

On December 28, 2001, the Company replaced its current revolving credit and term debt facilities with a new $205 million four-year asset-based senior secured revolving credit facility (the "Credit Facility"). The Credit Facility includes a $10.0 million sublimit for the issuance of letters of credit. All amounts outstanding under the Credit Facility are payable on December 28, 2005.

At the Company's option, interest accrues on the loans made under the Credit Facility at either:

- LIBOR (adjusted for any reserves), plus a specified margin which is determined by the Company's leverage ratio and is currently set at 2.35% (4.22% at December 31, 2001), or

- the Base Rate (which is Bank of America's prime rate), plus a specified margin, currently 0.35% (5.10% at December 31, 2001).

Swing loans bear interest at the Base Rate, plus a specified margin, currently 0.35% (5.10% at December 31, 2001). The Company may at its option reduce the amount available under the Credit Facility to the extent such amounts are unused or prepaid in certain minimum amounts.

The Credit Facility is collateralized by substantially all of the real and personal property, tangible and intangible, of the Company and its domestic subsidiaries, as well as a pledge of all of the stock of such domestic subsidiaries, a pledge of not less than 65% of the voting stock of each direct foreign subsidiary of the Company and each direct foreign subsidiary of each domestic subsidiary of the Company, and a pledge of all of the capital stock of any subsidiary of a subsidiary of the Company that is a borrower under the Credit Facility. The Credit Facility is guaranteed by all of the current, and will be guaranteed by all of the future, domestic subsidiaries of the Company.

The Credit Facility contains a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that otherwise restrict corporate and business activities. In addition, under the Credit Facility, the Company is required to comply with a minimum borrowing base availability and a maximum annual capital expenditure requirement.

10% Senior Subordinated Notes Due 2008

The Company issued $130.0 million in Senior Subordinated Notes in July 1998, which bear interest at a rate of 10%, are payable semiannually and mature on July 31, 2008. The Notes are general unsecured obligations of the Company and rank subordinate in right of payment to all senior debt of the Company and pari passu in right of payment to all future subordinated indebtedness of the Company. The Notes may be redeemed at the option of the Company, in whole or in part, on or after July 31, 2003 at various redemption prices.

The indenture pursuant to which the Notes were issued contains certain covenants that, among other things, limit the ability of the Company to incur additional indebtedness and issue preferred stock, pay dividends or make other certain restricted payments, apply net proceeds from certain asset sales, or sell stock of subsidiaries.

Foreign Indebtedness

Certain of the Company's foreign subsidiaries have approximately $39.5 million trade finance lines of credit, payable on demand, which are collateralized by the subsidiaries' assets and in some cases, a guarantee of Applica Incorporated. At December 31, 2001 and 2000, the foreign subsidiaries were using approximately $7.3 million and $37.9 million, respectively, under these credit lines, of which $2.3 million and $17.8 million, respectively, was for trade financing. At December 31, 2000, $13.4 million of foreign indebtedness was classified as notes and acceptances. No foreign indebtedness was classified as notes and acceptances at December 31, 2001.

NOTE G - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan for its employees to which the Company makes discretionary contributions at rates dependent on the level of each employee's contributions. Contributions made by the Company are limited to the maximum allowable for federal income tax purposes. The amounts charged to earnings for this plan during the years ended December 31, 2001, 2000 and 1999 totaled approximately $766,000, $761,000 and $675,000, respectively.

The Company does not provide any health or other benefits to retirees, except for executive life insurance provided to Mr. Belvin Freidson, the founder of the Company.

NOTE H - INCOME TAXES

Income tax expense (benefit) consists of the following:

	At December 31,		
	2001	2000	1999
		(In thousands)	
Current:			
Federal	$ --	$ --	$(567)
Foreign	12,754	6,764	10,658
State	--	--	48
	12,754	6,764	10,139
Deferred	(8,608)	(8,306)	(5,962)
	$4,146	$(1,542)	$4,177

The United States and foreign components of earnings (loss) before income taxes are as follows:

	For the Year ended December 31,		
	2001	2000	1999
		(In thousands)	
United States	$(46,484)	$(52,210)	$(13,554)
Foreign	22,192	29,452	34,574
	$(24,292)	$(22,758)	$21,020

The differences between the statutory rates and the tax rates computed on pre-tax profits are as follows:

	For the Year ended December 31,		
	2001	2000	1999
Statutory rate	35.0%	34.0%	34.0%
Foreign (income) loss not subject to tax	7.4	2.4	(1.5)
Net tax rate differential on undistributed foreign earnings and change in estimated tax provision	(16.5)	6.7	(22.6)
Foreign earnings distributed to or taxable in the U.S.	(69.0)	(27.6)	3.7
Effect of foreign tax credits	27.4	5.0	--
Equity in joint ventures (earnings) loss not subject to U.S. tax or already taxed	--	(0.6)	5.6
State income tax benefits	1.8	3.6	3.2
Change in valuation allowance	--	(19.9)	--
Other	(3.2)	3.2	(2.5)
	(17.1)%	6.8%	19.9%

The Internal Revenue Service has completed its examination of the Company's U.S. tax returns for the years 1994 through 1998. One adjustment has been proposed, which, if sustained, would defer a deduction taken by the Company in 1995 until 1998 and would result in an interest charge net of the tax benefit of approximately $500,000. The Company believes its position is correct and is protesting the disallowance but had accrued for the related liability as of December 31, 2001. Management believes that adequate provision for taxes has been made for the years under examination and those not yet examined.

The primary components of future income tax benefits (liabilities) were as follows:

	At December 31,	
	2001	2000
	(In thousands)	
Inventory differences	$(1,636)	$ 217
Accrued expenses	25,285	14,438
Total current assets	23,649	14,655
Net operating loss and other carryforwards	22,309	19,145
Fixed assets, depreciation and amortization	(16,425)	(17,611)
Deferred income (see Note M - Salton, Inc.)	2,171	2,171
Net non-current assets	8,055	3,705
Net deferred tax assets	$31,704	$18,360

The tax benefits resulting from disqualifying dispositions of shares of common stock acquired pursuant to incentive stock options have been recorded as additions to paid-in capital in the amounts of $176,000 and $633,000 in 2001 and 2000, respectively.

At December 31, 2001, the Company had net operating loss carryforwards ("NOLs") of approximately $29.3 million for domestic federal income tax purposes and $4.5 million for foreign income tax purposes. The majority of the domestic NOLs have expiration dates commencing in 2019. The foreign NOLs are of various durations, some of which do not expire. The Company also has NOLs in numerous states that have a tax benefit of $2.2 million, after valuation allowances of $2.4 million in both 2001 and 2000, respectively. In addition, the Company has U.S. foreign tax credits of $8.5 million, of which $1.9 million has been reserved as of December 31, 2001 and 2000. The Company has established valuation allowances against the state NOLs and U.S. tax credits as these benefits expire in five years or less, and it is more likely than not that the benefits will not be realized prior to expiration.

NOTE I - COMMITMENTS AND CONTINGENCIES

Litigation

Shareholder Litigation. Applica Incorporated is a defendant in Sherleigh Associates LLC and Sherleigh Associates Inc. Profit Sharing Plan, on their own behalf and on behalf of all others similarly situated v. Windmere-Durable Holdings, Inc., David M. Friedson and Nationsbanc Montgomery Securities LLC, 98-2273-CIV-LENARD which was filed in the United States District Court, Southern District of Florida on October 8, 1998.

This matter is a class action complaint, which is the consolidation of eight separate class action complaints with substantially similar allegations filed in 1998. The complaint alleges violations of the federal securities laws (including Rule 10b-5 promulgated pursuant to the Securities Exchange Act of 1934, as amended) in connection with the acquisition by the Company of the Household Products Group of The Black & Decker Corporation. Among other things, the plaintiffs allege that the Company and certain of its directors and officers, along with its underwriters, NationsBanc Montgomery Securities LLC, provided false information in connection with a public offering of debt and equity securities. The plaintiffs seek, among other relief, to be declared a class, to be awarded compensatory damages, rescission rights, unspecified damages and attorneys' fees and costs. The court has provisionally certified the class of plaintiffs who purchased Company stock between May 12, 1998 and September 22, 1998.

In connection with the Household Products Group acquisition, the Company also received two derivative demands from certain shareholders alleging breach of fiduciary duties by certain of our officers and directors. On November 29, 2001, a derivative action was filed in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. The Board of Directors appointed an independent committee of directors to review the derivative claims, which concluded that the allegations in the demand letters were without merit and that, therefore, the Board should not direct management to initiate litigation on the Company's behalf or initiate such action itself.

In January 2002, the Company reached an agreement in principle to settle the securities class action litigation filed in 1998 against it and certain of its officers in the United States District Court for the Southern District of Florida and the related derivative claims for approximately $11.0 million in cash. The Company took a charge of approximately $1.0 million in the fourth quarter of 2001 for expenses related to the litigation, which is reflected as part of repositioning and other charges under selling, general and administrative expenses in the consolidated statement of operations. All other amounts related to the settlement of the litigation are expected to be covered under the Company's insurance policies. Under the terms of the settlement, all claims against the Company and all other defendants will be dismissed without any admission of liability or wrongdoing. Settlement is subject to final documentation and court approval. Failure of the court to approve the settlement could result in significant changes in estimated exposures. Details regarding the shareholder litigation settlement will be communicated to potential class members prior to final court approval.

Salton Litigation The Company is also a defendant in Salton, Inc. v Windmere-Durable Holdings, Inc. and Windmere Corporation, which was filed in the United States District Court, Northern District of Illinois.

In January 2001, Salton, Inc. filed suit against the Company alleging breach of a non-competition agreement. In connection with the sale to Salton of the Company's 50% interest in Salton, Salton issued a $15 million promissory note to the Company as part of the purchase price. The Company also entered into an agreement with Salton whereby Salton agreed to pay the Company 50% of its profits on the sales to Kmart Corporation of White-Westinghouse® electric kitchen appliances. Salton is alleging that the Company has breached the non-compete provision of such agreement. Salton is further alleging that, as the result of the Company's actions, Kmart has ceased buying White-Westinghouse® products from Salton to Salton's detriment. Discovery procedures have been initiated and are ongoing.

Salton is requesting compensatory and punitive damages, attorney's fees and costs, and cancellation of the $15 million note. Salton has also purportedly terminated its agreement with the Company for the payment of 50% of the profits from its sale of White-Westinghouse® products to Kmart. The Company recorded approximately $5.7 million and $2.6 million of income under this agreement in 2000 and 1999, respectively. No income was recognized in 2001. Management believes that the amount of ultimate liability, if any, is not likely to have a material effect on the Company's business, financial condition or results of operations. However, as the outcome of litigation is difficult to predict, significant changes in the estimated exposures could occur.

Toaster Recall. In February 2002, Applica Consumer Products, Inc., in cooperation with the U.S. Consumer Products Safety Commission, voluntarily recalled approximately 2.1 million Black & Decker® two-slice and four-slice toasters. The heating elements in these toasters can continue to operate after use, posing a potential fire hazard. The Company's Canadian operating subsidiary, Applica Canada Corporation, is also recalling approximately 180,000 of these toasters in Canada. Management has charged operations with an estimated reserve of $13.4 million for these recalls and does not believe the ultimate liability will be materially different.

Currently, no litigation has been filed in connection with property damage or bodily injury relating to the recalled toasters, however, several claims have been made. We believe that the amount of ultimate liability of these claims, if any, is not likely to have a material effect on our business, financial condition or results of operations. However, as the outcome of litigation is difficult to predict, significant changes in the estimated exposures could occur.

Other Matters. The Company is also subject to other legal proceedings, product liability claims and other claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material effect on the financial condition, results of operations or liquidity of the Company. However, as the outcome of litigation or other legal claims is difficult to predict, significant changes in the estimated exposures could occur.

Employment Agreements

The Company has entered into employment agreements with several of its executive officers for periods ranging from two to five years. The agreements provide the employees with an option to terminate their agreements and receive lump sum payments of up to five years compensation if there is a change in control of the Company.

Leases

Future minimum payments under the Company's non-cancelable long-term operating leases, are as follows:

	(In thousands)
2002	$ 3,752
2003	3,752
2004	3,760
2005	3,489
2006	2,260
Thereafter	3,788
	$20,801

Rent expense for the years ended December 31, 2001, 2000 and 1999 totaled approximately $4.9 million, $4.8 million and $4.1 million, respectively.

Durable's facilities in China are operated under contracts with the local government, with terms between two and ten years.

License Agreement

The Company licenses the Black & Decker® brand for use in marketing products in North America, Central America, South America (excluding Brazil), and the Caribbean. In July 2001, the Company and The Black & Decker Corporation entered into an extension of the trademark license agreement through December 31, 2006. Under the agreement as extended, the Company agreed to pay certain fees and guaranteed minimum royalty payments to The Black & Decker Corporation of $1.2 million in 2001, $2.0 million in 2002, $5.0 million in 2003 and $12.5 million in each year thereafter through 2006. Renewals of the license agreement, if mutually agreed upon, are for five-year periods. If The Black & Decker Corporation does not agree to renew the license agreement, the Company has 18 months to transition out of the product line. No minimum royalty payments will be due during such transition period.

Other

In April 1994, the Company purchased from Ourimbah Investment, Limited ("Ourimbah") the remaining 20% of the issued and outstanding capital stock of Applica Durable Manufacturing Limited (the "Purchased Shares") which had not, prior to such purchase, been owned, directly or indirectly, by the Company. In connection with such purchase, the Company agreed to make an additional payment (based upon amounts received in connection with any such change in control) to Ourimbah for the Purchased Shares upon the occurrence of a change of control (as defined) of the Company on or before July 1, 2009. No change of control will be deemed to have occurred in connection with any transaction approved by a majority of the members of the Company's Board of Directors.

NOTE J - SHAREHOLDERS' EQUITY

Stock Options

The Company's 1992 Stock Option Plan provides for granting of incentive options to acquire not more than 500,000 shares of common stock. This plan expired in December 2001.

The Company's 1996 Stock Option Plan provides for the granting of incentive stock options for employees and non-qualified stock options for employees, consultants and directors. The Company's 1998 Stock Option Plan also provides for the granting of non-qualified stock options to employees, consultants and directors. A total of 850,000 shares and 2,100,000 shares of common stock have been reserved for issuance under the 1996 and 1998 stock option plans, respectively.

In May 2000, the Company's shareholders approved and ratified the 2000 Stock Option Plan. The 2000 plan provides for the granting of incentive stock options for employees and non-qualified stock options for employees, consultants and directors. A total of 1,000,000 shares have been reserved under the plan.

The terms of stock options granted under the plans are determined by the Compensation Committee of the Board of Directors at the time of grant, including the exercise price, term and any restrictions on the exercisability of such option. The exercise price of all options granted under the plans equals the market price at the date of grant and no option is exercisable after the expiration of ten years from the date of grant. No compensation expense was recognized upon either the grant or exercise of these stock options.

The Company has also granted non-qualified stock options, which are not under any plan.

The Company's net earnings (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below had compensation cost for the stock option plans and non-qualified options issued to employees been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123:

	2001	2000	1999
	(In thousands, except per share data)		
Net earnings (loss):			
As reported	$(28,438)	$(21,216)	$16,843
Pro forma	$(33,113)	$(27,157)	$10,305
Basic earnings (loss) per share:			
As reported	$(1.23)	$(0.92)	$0.75
Pro forma	$(1.43)	$(1.18)	$0.46
Diluted earnings (loss) per share:			
As reported	$(1.23)	$(0.92)	$0.72
Pro forma	$(1.43)	$(1.18)	$0.44

The above pro forma disclosures may not be representative of the effects on reported net earnings (loss) for future years as options vest over several years and the Company may continue to grant options to employees.

Per the requirements of SFAS 123, the fair value of each option grant was estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 0% for all years; expected volatility ranging from 82.9% to 86.0% for 2001, 77.04% to 79.46% for 2000, and 74.99% to 78.86% for 1999; risk-free interest rates of 5.25% in 2001, 6.75% in 2000 and 6.5% in 1999; and expected holding periods of 4 years in 2001, 2000 and 1999.

Information with respect to stock option activity is as follows:

	2001		2000		1999	
	Shares(000)	Weighted-Average Exercise Price	Shares(000)	Weighted-Average Exercise Price	Shares(000)	Weighted-Average Exercise Price
Outstanding at beginning of year	4,343	$12.46	4,088	$ 11.70	4,165	$ 11.78
Granted	177	$ 7.76	842	$ 4.87	472	$ 8.92
Exercised	(128)	$ 6.27	(442)	$ 15.13	(339)	$ 6.65
Forfeited	(176)	$ 7.50	(145)	$ 9.64	(210)	$ 15.55
Outstanding at end of year	4,216	$12.67	4,343	$ 12.46	4,088	$ 11.70
Options exercisable at end of year	3,546		2,776		1,723	
Weighted-average fair value of options granted during the year	$5.44		$3.03		$5.51	

The following information applies to options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
	Shares(000)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares(000)	Weighted-Average Exercise Price
$3.63 - $6.25	782	4.5	$ 3.741	710	$ 3.703
$6.38 - $8.56	1,709	3.9	$ 7.324	1,227	$ 7.294
$9.85 - $12.45	223	3.0	$11.371	133	$11.483
$12.81 - $14.88	135	4.9	$13.840	113	$13.787
$16.25	5	4.0	$16.306	1	$16.464
$24.50	1,345	1.3	$24.500	1,345	$24.500
$31.69	17	6.4	$31.688	17	$31.688
	4,216			3,546	

Employee Stock Purchase Plan

In May 2000, the Company's shareholders authorized up to 500,000 shares of common stock for the 2000 Employee Stock Purchase Plan. Under the plan, eligible employees may elect to participate on January 1 or July 1 of each year (except in 2000, when the election date was August 1, 2000). Subject to certain limitations determined in accordance with calculations set forth in the plan, an eligible employee is granted a right to purchase shares of common stock (up to a maximum of 1,000 shares) on the last business day on or before each June 30 and December 31 of any year during which he or she is a participant. The option exercise price per share will be an amount equal to 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant's entry date is not the first day of the offering period, in which case the exercise price will be an amount equal to 85% of the lower of the market price of the common stock on the entry date or the market price on the exercise date. As of December 31, 2001and 2000, 109,465 and 41,815 shares, respectively, of common stock had been issued under the plan.

Common Stock Purchase Rights Plan

In March 1995, the Company implemented a Common Stock Purchase Rights Plan and distributed one Right for each share of the Company's common stock outstanding. In March 1999, the Company's Board of Directors approved and adopted an amended and restated version of such plan. The Rights are not exercisable or transferable, apart from the Company's common stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15% or more of the Company's common stock (which threshold may, under certain circumstances, be reduced to 10%) or announces a tender or exchange offer to acquire such percentage of the Company's common stock. As amended in March 1999, each Right entitles the holder to purchase one share of common stock at an exercise price of $50.00 per share and contains provisions that entitle the holder in the event of specific transactions, to purchase common stock of the Company or any acquiring or surviving entity at one-half of market price as determined under the terms of the Rights Agreement. The Rights will expire in March 2005, unless previously exercised or redeemed at the option of the Company for $.00001 per Right.

NOTE K - BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

During the fourth quarter of 2001, the Company began reporting its operations as one business segment. Previously, the Company had reported three business segments. The change to one business segment was made to conform to organizational changes the Company made in the management of its business to more effectively utilize and deploy its assets on a world-wide basis.

Previously reported segment information for 2000 and 1999 has been restated to conform to year-end 2001 presentation.

Geographic Information

The Company's international operations are conducted primarily in Canada, Mexico, South and Central America, the Caribbean, Hong Kong and China. Other than the United States, the Company does not conduct business in any country in which its sales in that country exceed 10% of consolidated sales. The following table sets forth the composition of the Company's sales between those in the United States and those in other locations for each year:

	2001	2000	1999
		(In thousands)	
Revenues:			
United States operations	$485,843	$502,564	$512,250
International operations:			
Sales to unaffiliated customers	241,201	246,187	206,059
Sales – intercompany	312,591	342,361	226,437
Eliminations	(312,591)	(342,361)	(226,437)
	$727,044	$748,751	$718,309
Long-lived assets:			
United States operations	$789,693	$792,074	
International operations	170,868	142,662	
Eliminations	(669,020)	(627,096)	
Consolidated assets	$291,541	$307,640	

Intercompany sales are billed at negotiated prices established by the Company. All United States revenues are derived from sales to unaffiliated customers. Included in United States operations are certain sales derived from direct product shipments from Hong Kong to customers located in the United States.

NOTE L - CONCENTRATION OF CREDIT AND OTHER RISKS

The Company sells on credit terms to a majority of its customers, most of which are U.S., Canadian and Latin American retailers and distributors located throughout those countries.

Wal-Mart Corporation accounted for 24.3%, 21.4% and 21.3% of 2001, 2000 and 1999 sales, respectively.

A majority of the Company's revenue is generated from the sale of Black & Decker® branded products, which represented approximately 63%, 60% and 56% of consolidated sales in 2001, 2000 and 1999, respectively.

The Company's allowance for doubtful accounts is based on management's estimates of the creditworthiness of its customers, and, in the opinion of management is believed to be set in an amount sufficient to respond to normal business conditions. Should such conditions deteriorate or any major credit customer default on its obligations to the Company, this allowance may need to be increased which may have an adverse impact upon the Company's earnings.

On January 22, 2002, Kmart Corporation, a significant customer of the Company, filed a petition for voluntary bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Accounts receivable from Kmart Corporation at December 31, 2001, which were uninsured and remained uncollected at January 22, 2002 amounted to approximately $5.0 million. Management has estimated the allowance for doubtful accounts required for the possible uncollectibility of this amount.

The Company's manufacturing operations are conducted and located abroad. The Company also sells its products to customers located in foreign jurisdictions, including Latin America, Canada and China. Prior to the acquisition of the Black & Decker Household Products Group, the majority of the Company's products were manufactured by its Hong Kong based manufacturing subsidiary, Applica Durable Manufacturing Limited. In connection with the acquisition, the Company acquired additional manufacturing facilities in Queretaro, Mexico, a country in which the Company had not previously manufactured products. The geographical distances between

China, the United States and Mexico create a number of logistical and communications challenges. Because the Company manufactures its products and conducts business in several foreign countries, the Company is affected by economic and political conditions in those countries, including fluctuations in the value of currency, increased duties, possible employee turnover, labor unrest, lack of developed infrastructure, longer payment cycles, greater difficulty in collecting accounts receivable, and the burdens and costs of compliance with a variety of foreign laws. Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer of funds, limitations on imports or exports, or the expropriation of private enterprises could have a material adverse effect on the Company, its results of operations, prospects or debt service ability. The Company could also be adversely affected if the current policies encouraging foreign investment or foreign trade by its host countries were to be reversed.

If the Company determines that it is necessary to relocate the Company's manufacturing facilities from China or Mexico and is unable to do so, due to confiscation, expropriation, nationalization, embargoes, governmental restrictions or otherwise, the Company would incur substantial operating and capital losses, including losses resulting from business disruption and delays in production. In addition, as a result of a relocation of its manufacturing equipment and certain other assets, the Company would likely incur relatively higher manufacturing costs. A relocation could also adversely affect the Company's revenues if the demand for the Company's products currently manufactured in China and Mexico decreases due to a disruption in the production and delivery of such products or due to higher prices which might result from increased manufacturing costs. Furthermore, earnings could be adversely affected due to reduced sales and/or the Company's inability to maintain its current margins on the products currently manufactured in China and Mexico.

China gained Permanent Normal Trade Relations ("PNTR") with the United States when it acceded to the World Trade Organization ("WTO"), effective January 1, 2002. The United States imposes the lowest applicable tariffs on exports from PNTR countries to the United States. In order to maintain its WTO membership, China has agreed to several requirements, including the elimination of caps on foreign ownership of Chinese companies, lowering tariffs and publicizing its laws. No assurance can be given that China will meet these requirements and remain a member of the WTO, or that its PNTR trading status will be maintained. If China's WTO membership is withdrawn or if PNTR status for goods produced in China were removed, there could be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured by us, which would have a material adverse impact on our business, financial condition and results of operations.

Applica Durable Manufacturing Limited is incorporated in Hong Kong and its executive sales offices and its senior executives are located or reside there. The Company also conducts significant trading activities through subsidiaries incorporated in Hong Kong, which may be influenced by the changing political situation in Hong Kong and by the general state of the Hong Kong economy. In July 1997, sovereignty over Hong Kong was transferred from the United Kingdom to China, and Hong Kong became a Special Administrative Region. There can be no assurance that the transfer of sovereignty over Hong Kong will not have a material adverse affect on the Company's business, financial condition and results of operations.

Applica Manufacturing, S. de R.L. de C.V., the Company's Mexican manufacturing facility, is incorporated in Mexico. The Mexican government exercises significant influence over many aspects of the Mexican economy. Accordingly, the actions of the Mexican government concerning the economy could have a significant effect on private sector entities in general and the Company in particular. In addition, during the 1980s and 1990s, Mexico experienced periods of slow or negative growth, high inflation, significant devaluations of the peso and limited availability of foreign exchange. As a result of the Company's reliance upon manufacturing facilities in Mexico, economic conditions in Mexico could adversely affect the Company's business, financial condition and results of operations.

NOTE M - RELATED PARTY TRANSACTIONS

The Company has used the services of Top Sales Company, Inc. ("Top Sales"), an independent sales representative, since 1978. A member of the Company's Board of Directors was the sole shareholder and Chief Executive Officer of Top Sales until January 2001. The Company made commission and consulting payments to Top Sales of $2,521, $351,700 and $350,000 in 2001, 2000 and 1999, respectively. The Company also uses the services of TJK Sales, Inc. ("TJK"), an independent sales representative, the president of which is also a member of the Company's Board of Directors. Commissions and consulting payments to TJK totaled $179,000, $199,000 and $342,000 in 2001, 2000 and 1999, respectively. The Company also reimburses Top Sales and TJK for out-of-pocket expenses.

Included in receivables from affiliates at December 31, 2001 and 2000 are $1.8 million and $1.3 million, respectively, due from certain of the Company's executive officers. Such amounts are due upon demand or upon termination of the applicable employment contract, and bear interest at the prevailing market rate.

On April 14, 1999, the Company sold 210,000 shares of authorized Common Stock at the fair market value of $7.125 per share to its Chairman and Chief Executive Officer in exchange for a collateralized promissory note. The note is on a full recourse basis, with a maturity of three years from the date of purchase and bears interest at LIBOR plus 2.75% (4.62% at December 31, 2001). The amount due to the Company, including accrued interest, at December 31, 2001 and 2000 was $1.8 million and $1.7 million, respectively. In February 2002, the maturity date of such loan was extended until April 2005.

Pursuant to his employment agreement, Belvin Friedson, the founder of the Company, agreed to provide advisory services to the Company subsequent to his resignation as Chief Executive Officer. In 2001, 2000 and 1999, Mr. Friedson received annual compensation from the Company of $375,000 under such agreement, which was executed in 1983. He also participated in the Company's executive life insurance plan and had use of a Company car. Mr. Friedson is the father of David Friedson, the Company's Chairman of the Board and Chief Executive Officer.

In 2000, the Company was a tour sponsor for Ballet Folklorico de Mexico de Amalia Hernandez and paid approximately $188,000 in connection therewith. The Company received radio, print and television promotions in theater displays and in theater promotions as part of its sponsorship package. Adam Friedson, through his company, Friedson Enterprises, is a producer of such show. Adam Friedson is the brother of the Company's Chairman and Chief Executive Officer. No payments were made to the Ballet Folklorico in 2001.

Salton, Inc.

In July 1998, the Company consummated the sale of its 6,535,072 shares of common stock of Salton, Inc. representing a 50% interest. The shares were sold for $12 per share in cash plus a $15.0 million subordinated promissory note. The note has a term of six and one-half years and bears interest at 4% per annum. The note is subject to offset of 5% of the total purchase price paid by Salton for product purchases made during the term of the note from the Company, and accordingly, the Company has deferred the gain related to this note. The note is also subject to cancellation in the event that Salton's supply agreement with Kmart Corporation is terminated for any reason. See Note I – Commitments and Contingencies for information regarding the outstanding litigation with Salton, Inc.

NOTE N – FINANCIAL INSTRUMENTS

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes. The Company's objective is to manage the impact of interest rate changes on earnings and cash flows and on the market value of its borrowings. The Company maintains fixed rate debt as a percentage of its net debt between a minimum and maximum percentage, which is set by policy.

It is the Company's policy to enter into interest rate risk management transactions only to the extent considered necessary to meet its objectives as set forth above. The Company does not enter into interest rate risk management transactions for speculative purposes.

Significant interest rate risk management instruments held by the Company during 2001 and 2000 included pay-floating swaps, pay-fixed swaps and interest rate caps. The pay-floating swap effectively converts medium term obligations to LIBOR-rate indexed variable-rate instruments. Pay-fixed swaps effectively convert floating-rate obligations to fixed-rate instruments. Interest rate caps provide protection against rising interest rates. All swaps have maturity dates that mirror the maturity date of the underlying hedged transaction. At December 31, 2001 and

2000, the Company did not discontinue any hedges due to the probability that the original underlying forecasted transaction would not occur.

The impact of interest rate risk management activities on income in 2001, 2000 and 1999 was not material.

Foreign Exchange Risk Management

The Company transacts business globally and is subject to risks associated with changing foreign exchange rates. The Company's objective is to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus attention on core business issues and challenges. By policy, the Company maintains hedge coverage between minimum and maximum percentages of its forecasted foreign exchange exposures for periods not to exceed eighteen months. The gains and losses on these contracts offset changes in the value of the related exposures.

It is the Company's policy to enter into foreign currency transactions only to the extent considered necessary to meet its objectives as set forth above. The Company does not enter into foreign currency transactions for speculative purposes.

The Company enters into various contracts that change in value as foreign exchange rates change to protect the value of its existing foreign currency assets and liabilities, commitments and forecasted foreign currency revenues. The Company uses option strategies and forward contracts that provide for the sale of foreign currencies to hedge forecasted revenues and expenses. The Company also uses forward contracts to hedge foreign currency assets and liabilities. While these hedging instruments are subject to fluctuations in value, such fluctuations are offset by changes in the value of the underlying exposures being hedged. The principal currencies hedged are the Mexican peso, Chinese renminbi, Hong Kong dollar and Canadian dollar.

The impact of foreign exchange risk management activities on operating income in 2001, 2000 and 1999 was not material.

Fair Value of Financial Instruments

At December 31, 2001 and 2000, the Company's financial instruments included cash, cash equivalents, receivables, accounts payable, borrowings and interest rate, forward and foreign exchange risk management contracts. At December 31, 2001 and 2000, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values because of the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

	2001		2000	
	Carrying Amount/Notional Amount	Fair Value	Carrying Amount/Notional Amount	Fair Value
	(In thousands)			
Borrowings(1)	$225,726	$224,426	$278,989	$259,489
Risk management contracts(2):				
Foreign exchange forwards	$15,583	$(49)	--	--
Foreign exchange options	$39,818	$1,429	--	--
Interest rate swaps	$139,000	$(1,906)	$20,000	$(371)
Interest rate caps	$60,000	--	$60,000	--

(1) The fair value of borrowings were approximated at carrying value, except for the Senior Subordinated Notes, which were valued at 99% and 85% at December 31, 2001 and 2000, respectively, based upon quoted market prices.

(2) The fair value of risk management contracts were based upon quotes from outside parties. Fair value amounts change with market conditions and will be substantially offset by changes in the value of the related hedged transaction. A positive fair value represents the amount the Company would receive upon exiting the contracts and a negative fair value represents the amount the Company would pay upon exiting the contracts. The Company intends to hold all contracts to maturity, at which time the fair value will be zero.

Credit Concentrations

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments, and does not anticipate nonperformance by the counterparties. The Company would not have realized a material loss as of December 31, 2001 in the event of nonperformance by any one counterparty. The Company enters into transactions only with financial institution counterparties that have a credit rating of A or better. In addition, the Company limits the amount of investment credit exposure with any one institution. See Note L hereto for information regarding trade receivable credit concentration.

NOTE O – CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The Company's domestic subsidiaries are guarantors of the Company's Senior Subordinated Notes. The following condensed consolidating financial information presents the results of operations, financial position and cash flows of the Company (on a stand alone basis), the guarantor subsidiaries (on a combined basis), the non-guarantor subsidiaries (on a combined basis) and the eliminations necessary to arrive at the consolidated results of the Company. The results of operations and cash flows presented below assume that the guarantor subsidiaries were in place for all periods presented. The Company and Subsidiary Guarantors have accounted for investments in their respective subsidiaries on an unconsolidated basis using the equity method of accounting. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company and have fully and unconditionally guaranteed the Notes on a joint and several basis. The Notes contain certain covenants which, among other things, restrict the ability of the Subsidiary Guarantors to make distributions to Applica Incorporated. The Company has not presented separate financial statements and other disclosures concerning the Subsidiary Guarantors and non-guarantor subsidiaries because it has determined they would not be material to investors.

Effective December 31, 1999, the Company reorganized its corporate structure whereby certain guarantor subsidiaries were either merged with Applica Consumer Products, Inc. or other guarantor subsidiaries or were dissolved and whose assets were transferred to Applica Consumer Products, Inc.

	Year Ended December 31, 2001				
	Applica Incorporated	Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)		
Statement of Operations:					
Sales and other revenues	$ --	$528,932	$511,039	$(312,927)	$727,044
Cost of goods sold	--	387,187	441,773	(312,927)	516,033
Cost of goods sold - reposition	--	--	13,418	--	13,418
Gross profit	--	141,745	55,848	--	197,593
Operating (income) expenses	(1,563)	154,387	32,982	604	186,410
Repositioning charge	--	14,288	529	--	14,817
Operating profit (loss)	1,563	(26,930)	22,337	(604)	(3,634)
Other (income) expense, net	20,927	(31,642)	19,857	11,388	20,530
Earnings (loss) before income taxes and equity in earnings (loss) of joint ventures	(19,364)	4,712	2,480	(11,992)	(24,164)
Equity in earnings (loss) of joint ventures	--	(128)	--	--	(128)
Income taxes (benefit)	--	(2,010)	14,793	(8,637)	4,146
Net earnings (loss)	$(19,364)	$6,594	$(12,313)	$(3,355)	$(28,438)
Balance Sheet:					
Cash	$ --	$756	$14,987	$ --	$15,743
Accounts and other receivables	--	119,355	62,033	--	181,388
Receivables from affiliates	(100,418)	72,734	31,215	--	3,531
Inventories	--	62,997	40,719	--	103,716
Other current assets	--	2,309	11,458	23,775	37,542
Total current assets	(100,418)	258,151	160,412	23,775	341,920
Investments	425,119	113,568	70,493	(607,768)	1,412
Property, plant and equipment, net	--	17,937	64,400	--	82,337
Intangible assets	2,260	230,809	35,975	(61,252)	207,792
Total assets	$326,961	$620,465	$331,280	$(645,245)	$633,461
Notes and acceptances payable	$ --	$ --	$ --	$ --	$ --
Accounts payable and accrued expenses	1	43,954	61,156	--	105,111
Current maturities of long-term debt	--	--	--	--	--
Deferred income, current portion	--	443	--	--	443
Income taxes payable	--	(176)	7,312	1,106	8,242
Other current liabilities	--	--	--	--	--
Total current liabilities	1	44,221	68,468	1,106	113,796
Long-term debt	220,709	15,963	32,779	(43,725)	225,726
Deferred income, less current portion	--	--	--	--	--
Deferred income taxes	--	22,388	1,727	(24,115)	--
Other long-term liabilities	--	--	--	--	--
Total liabilities	220,710	82,572	102,974	(66,734)	339,522
Shareholders' equity	106,251	537,893	228,306	(578,511)	293,939
Total liabilities and shareholders' equity	$326,961	$620,465	$331,280	$(645,245)	$633,461
Cash Flow Information:					
Net cash provided by (used in) operating activities	$(21,624)	$57,307	$19,902	$32,327	$87,912
Net cash provided by (used in) investing activities	69,943	(73,445)	(16,219)	(3,482)	(23,203)
Net cash provided by (used in) financing activities	(48,327)	12,548	(1,199)	(28,845)	(65,823)
Cash at beginning	8	4,346	12,503	--	16,857
Cash at end	--	756	14,987	--	15,743

	Year Ended December 31, 2000				
	Applica Incorporated	Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)		
Statement of Operations:					
Sales and other revenue	$ --	$559,225	$545,596	$(356,070)	$748,751
Cost of goods sold	--	403,350	466,127	(356,070)	513,407
Cost of goods sold – repositioning	--	16,894	13,189	--	30,083
Gross profit	--	138,981	66,280	--	205,261
Operating (income) expenses	(703)	156,190	37,852	(2,400)	190,939
Repositioning charge	--	3,980	--	--	3,980
Operating profit (loss)	703	(21,189)	28,428	2,400	10,342
Other (income) expense, net	27,367	(15,722)	17,000	34	28,679
Loss on assets held for sale	--	3,644	--	--	3,644
Earnings (loss) before income taxes and equity in earnings (loss) of joint ventures	(26,664)	(9,111)	11,428	2,366	(21,981)
Equity in earnings (loss) of joint ventures	(777)	--	--	--	(777)
Income taxes (benefit)	--	(1,706)	7,967	(7,803)	(1,542)
Net earnings (loss)	$(27,441)	$ (7,405)	$ 3,461	$10,169	$(21,216)
Balance Sheet:					
Cash	$ 8	$ 4,346	$12,503	--	$ 16,857
Accounts and other receivables	--	129,870	56,328	--	186,198
Receivables from affiliates	(30,607)	94	33,794	--	3,281
Inventories	--	101,458	59,362	--	160,820
Other current assets	--	9,311	14,513	9,315	33,139
Total current assets	(30,599)	245,079	176,500	9,315	400,295
Investments	425,251	113,123	70,493	(607,342)	1,525
Property, plant and equipment, net	--	17,577	60,623	--	78,200
Intangible assets	--	236,123	11,546	(19,754)	227,915
Total assets	$394,652	$611,902	$319,162	$(617,781)	$707,935
Notes and acceptances payable	$ --	$9,765	$3,729	$ --	$13,494
Accounts payable and accrued expenses	1	53,773	36,690	--	90,464
Current maturities of long-term debt	18,842	--	--	--	18,842
Deferred income, current portion	--	514	--	--	514
Income taxes payable	--	5,066	1,346	(6,412)	--
Other current liabilities	--	--	--	--	--
Total current liabilities	18,843	69,118	41,765	(6,412)	123,314
Long-term debt	253,475	3,114	16,022	(12,464)	260,147
Deferred income, less current portion	--	--	--	--	--
Deferred income taxes	--	8,070	2,800	(10,870)	--
Total liabilities	272,318	80,302	60,587	(29,746)	383,461
Shareholders' equity	122,334	531,600	258,575	(588,035)	324,474
Total liabilities and shareholders' equity	$394,652	$611,902	$319,162	$(617,781)	$707,935
Cash Flow Information:					
Net cash provided by (used in) operating activities	$(27,441)	$(715,930)	$ (2,109)	$735,933	$ (9,547)
Net cash provided by (used in) investing activities	9,832	938,810	(9,309)	(962,357)	(23,024)
Net cash provided by (used in) financing activities	17,613	(222,473)	14,096	226,424	35,660
Cash at beginning	4	3,939	9,825	--	13,768
Cash at end	8	4,346	12,503	--	16,857

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

	Year Ended December 31, 1999				
	Applica Incorporated	Guarantors	Non-Guarantors	Eliminations	Consolidated
			(In thousands)		
Statement of Operations:					
Sales and other revenue	$ --	$560,037	$392,350	$(234,078)	$718,309
Cost of goods sold	--	388,634	329,190	(233,784)	484,040
Gross profit	--	171,403	63,160	(294)	234,269
Operating (income) expenses	(379)	150,092	26,861	442	177,016
Repositioning charge	--	(1,506)	--	--	(1,506)
Operating profit (loss)	379	22,817	36,299	(736)	58,759
Other (income) expense, net	25,327	(3,993)	3,203	308	24,845
Earnings (loss) before income taxes and equity in earnings (loss) of joint ventures	(24,948)	26,810	33,096	(1,044)	33,914
Equity in earnings (loss) of joint ventures	(12,894)	(13,486)	--	13,486	(12,894)
Income taxes (benefit)	--	(2,535)	7,989	(1,277)	4,177
Net earnings (loss)	$(37,842)	$15,859	$25,107	$13,719	$16,843
Balance Sheet:					
Cash	$ 4	$3,939	$9,825	$ --	$13,768
Accounts and other receivables	--	130,350	55,112	--	185,462
Receivables from affiliates	(21,858)	(6,317)	31,858	(150)	3,533
Inventories	--	107,199	58,184	(1,677)	163,706
Other current assets	--	21,316	8,047	(5,411)	23,952
Total current assets	(21,854)	256,487	163,026	(7,238)	390,421
Investments	426,334	113,051	70,557	(607,334)	2,608
Property, plant and equipment, net	--	14,443	61,540	--	75,983
Intangible assets	--	466,429	10,781	(231,912)	245,298
Total assets	$404,480	$850,410	$305,904	$(846,484)	$714,310
Notes and acceptances payable	$ --	$ --	$898	$ --	$898
Accounts payable and accrued expenses	1	60,351	39,007	631	99,990
Current maturities of long-term debt	12,842	--	745	--	13,587
Deferred income, current portion	--	585	--	--	585
Income taxes payable	--	(2,180)	6,871	(3,218)	1,473
Other current liabilities	--	10,573	--	--	10,573
Total current liabilities	12,843	69,329	47,521	(2,587)	127,106
Long-term debt	244,316	226,288	8,605	(235,638)	243,571
Deferred income, less current portion	--	236	--	--	236
Deferred income taxes	--	16,253	2,966	(19,219)	--
Total liabilities	257,159	312,106	59,092	(257,444)	370,913
Shareholders' equity	147,321	538,304	246,812	(589,040)	343,397
Total liabilities and shareholders' equity	$404,480	$850,410	$305,904	$(846,484)	$714,310
Cash Flow Information:					
Net cash provided by (used in) operating activities	$(24,355)	$174,724	$5,419	$(107,742)	$48,046
Net cash provided by (used in) investing activities	33,940	(103,246)	(39,954)	75,347	(33,913)
Net cash provided by (used in) financing activities	(9,581)	(70,622)	27,028	32,395	(20,780)
Cash at beginning	--	3,083	17,332	--	20,415
Cash at end	4	3,939	9,825	--	13,768

SUPPLEMENTAL FINANCIAL DATA

Quarterly Financial Data (Unaudited)

The quarterly results for the years 2001 and 2000 are set forth in the following table:

	Sales	Gross Profit	Net Earnings (Loss)	Diluted Earnings (Loss) Per Share	Basic Earnings (Loss) Per Share
	(In thousands, except per share data)				
2001					
First quarter	$151,821	$40,424	$(6,283)	$(0.27)	$(0.27)
Second quarter	161,664	47,667	(2,599)	(0.11)	(0.11)
Third quarter	203,201	62,056	8,537	0.35	0.37
Fourth quarter	210,358	47,446	(28,093)	(1.21)[1]	(1.21)
Total	$727,044	$197,593	$(28,438)	$ (1.23)[2]	$(1.23)
2000					
First quarter	$146,691	$44,414	$(3,029)	$ (0.13)	$ (0.13)
Second quarter	171,411	52,180	(245)	(0.01)	(0.01)
Third quarter	199,397	66,748	8,299	0.35	0.36
Fourth quarter	231,252	41,919	(26,241)	(1.14)[1]	(1.14)
Total	$748,751	$205,261	$(21,216)	$(0.92)[2]	$(0.92)

(1) For information regarding charges incurred for the years 2001 and 2000, see Note A – Summary of Accounting Policies to the Consolidated Financial Statements hereto.

(2) The sum of the quarters differ from the total for 2001 by $0.01 and for 2000 by $0.01 due to exclusion of anti-dilutive effect of stock options in earnings per share calculation in periods with losses.

Corporate Headquarters:

Applica Incorporated
5980 Miami Lakes Drive
Miami Lakes, Florida 33014
(305) 362-2611

Annual Meeting:
Applica Incorporated's Annual Meeting of Shareholders will be held on Tuesday, May 14th, at the University of Miami, James W. McLamore Executive Education Center, Miami, Florida.

Stock Exchange Information:
The common stock of Applica Incorporated is listed for trading on the New York Stock Exchange under the symbol "APN."

At March 1, 2002, there were approximately 950 holders of record of our common stock. The number of holders of record of the common stock includes nominees of various depository trust companies for an undeterminable number of individual stockholders.

Common Stock Price Information:
The following table sets forth the range of high and low closing prices for the common stock as reported on the New York Stock Exchange for the periods indicated:

	Closing Price	
	High	Low
2000		
First quarter	$19.38	$14.19
Second quarter	$16.38	$11.31
Third quarter	$11.63	$6.13
Fourth quarter	$5.69	$3.13
2001		
First quarter	$7.65	$4.63
Second quarter	$9.59	$6.05
Third quarter	$11.30	$7.48
Fourth quarter	$9.45	$6.40

Form 10-K and Other Reports:
To order or view copies of our latest filings with the Securities and Exchange Commission, visit our Investor Relations website at www.applicainc.com/investor.htm

Shareholder Inquiries:
Inquiries regarding share transfer requirements, lost certificates and change of address should be directed to our transfer agent:

American Stock Transfer & Trust Company
509 Maiden Lane, 1st Floor
New York, New York 10038
Phone: (718) 921-8200
www.amstock.com

Internet:
Visit us on the Internet at www.applicainc.com. Information contained on our website is not incorporated by reference into this document.

Trademarks and Related Information:
Trademarks(™) and registrations(®) throughout this report are trademarks and registrations of Applica Incorporated and other affiliated entities, and of third parties licensed to Applica.

Applica's trademarks and registrations include: Windmere, SmartBrew, Perfect Pour, Advance Safety Technology, AST, Gizmo, FryMate, Thermaguard, MultiCuisine, MiniPro, Quick 'N Easy, SteamXpress, Cord Reel, LitterMaid, Belson, BelsonPro, Gold 'N Hot, Curlmaster, Premiere Salon Products, Mega Hot, Comare, Shear Technology, Jerdon, First Class and Petal Brites.

Black & Decker® is a trademark of The Black & Decker Corporation, Towson, Maryland.

Fire Shield™ is a trademark of Technology Research Corporation.

Board of Directors:

Frederick E. Fair
Private Investor

David M. Friedson[1]
Chairman and CEO
Applica Incorporated

Susan J. Ganz
Chief Executive Officer
Lion Bros. Co., Inc.

Barbara Friedson Garrett
Senior Vice President
Applica Incorporated

Leonard Glazer [1,2,3]
Private Investor

J. Maurice Hopkins
President
Merchandise Sales Corp.

Thomas J. Kane
President
TJK Sales, Inc.

Lai Kin
Chairman
Durable Electrical Metal Factory Limited

Desmond Lai
Director
Durable Electrical Metal Factory Limited

Jerald I. Rosen [1,2,3]
Attorney and CPA

Felix S. Sabates[1]
Chief Executive Officer
FSS Holdings, Inc.

Harry D. Schulman
President, Chief Operating Officer and Secretary
Applica Incorporated

Raymond So
Managing Director
Durable Electrical Metal Factory Limited

Paul K. Sugrue[2]
Dean – School of Business
University of Miami

Arnold Thaler
Senior Vice President
Applica Incorporated

1 *Nominating Committee*
2 *Audit Committee*
3 *Compensation Committee*

Senior Management:

James P. Brower
Vice President – Supply Chain
Applica Consumer Products, Inc.

Lisa R. Carstarphen
Vice President–Legal
Applica Incorporated

Albio Espinosa
Vice President – Worldwide Manufacturing
Applica Consumer Products, Inc.

David M. Friedson
Chairman and Chief Executive Officer
Applica Incorporated

Richard J. Gagliano
Senior Vice President – New Technology Business Development and Continuous Improvement
Applica Consumer Products, Inc.

Brian S. Guptill
Vice President – Engineering
Applica Consumer Products, Inc.

Paul Joel Harber, Jr.
Vice President - Strategic Planning
Applica Consumer Products, Inc.

Michael J. Michienzi
Senior Vice President–Global Business Development
Applica Consumer Products, Inc.

Terry L. Polistina
Senior Vice President and Chief Financial Officer
Applica Incorporated

Harry D. Schulman
President, Chief Operating Officer and Secretary
Applica Incorporated

Raymond So
Managing Director
Applica Durable Manufacturing Limited

David D. Warren
Vice President – Human Resources
Applica Incorporated

Applica™

APPLICA INCORPORATED
5980 MIAMI LAKES DRIVE
MIAMI LAKES, FLORIDA 33014
PHONE (305) 362-2611
www.applicainc.com